SEARS CANADA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN

That the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of Sears Canada Inc. (the "Company") will be held in the Auditorium (Fourth Floor), 290 Yonge Street, Toronto, Ontario, on Wednesday, April 27, 2016 at 8:00 a.m., Eastern time, for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the financial year ended January 30, 2016 and the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix the auditors’ remuneration;

4.	to consider and if advisable, approve the Omnibus Equity Incentive Plan; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Toronto, Ontario
March 17, 2016

By order of the Board of Directors.

Franco Perugini General Counsel and Corporate Secretary

Shareholders who are unable to be present at the Meeting are requested to complete the enclosed form of proxy. Completed proxies must be returned to CST Trust Company, the Company’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m. (Eastern time) on April 25, 2016, or if the Meeting is adjourned or postponed, not later than 5:00 p.m., (Eastern time) on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.

SEARS CANADA INC.
MANAGEMENT PROXY CIRCULAR

3.5 Termination and Change of Control Benefits	33
3.6 Performance Graph	38
3.7 Director Compensation	39
3.7.1 Compensation Earned	39
3.7.2 Director Compensation Table	39
3.7.3 Equity-Based Compensation Programs	40

4. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41

5. CORPORATE GOVERNANCE	41

5.1 Overview	41
5.2 Board of Directors	41
5.2.1 Composition	41
5.2.2 Chairman of the Board and Lead Director	42
5.2.3 Meetings of the Independent Directors	42
5.2.4 Attendance at Board and Committee Meetings	42
5.3 Director Term Limits	43
5.4 Representation of Women on the Board	43
5.5 Representation of Women in Executive Officer Positions	43
5.6 Board Mandate	43
5.7 Position Descriptions	43
5.8 Orientation and Continuing Education	43
5.9 Ethical Business Conduct	44
5.10 Disclosure, Confidentiality and Insider Trading Policy	45
5.11 Board Committees	45
5.11.1 Audit Committee	45
5.11.2 Human Resources and Compensation Committee	46
5.11.3 Governance Committee	47
5.11.4 Investment Committee	48
5.12 Directors' and Officers' Liability Insurance	48

6. ADDITIONAL INFORMATION	48

7. DIRECTORS' APPROVAL	49

Appendix “A” – Omnibus Equity Incentive Plan	50
Appendix "B" - Mandate of the Board of Directors of Sears Canada Inc.	55

1.	INFORMATION ON VOTING AND PROXIES

1.1	Solicitation of Proxies

This management proxy circular (the “Circular”) and the information contained herein are furnished in connection with a solicitation of proxies by or on behalf of the management of Sears Canada Inc. (the “Company” or “Sears Canada”) for use at the annual and special meeting of shareholders (the “Meeting”) called for Wednesday, April 27, 2016 at 8:00 a.m., Eastern time, and any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by executive officers or employees of the Company. The cost of the solicitation will be paid by the Company.

Unless otherwise stated, the information contained in the Circular is current as of March 17, 2016 and all dollar amounts are in Canadian dollars.

1.2	Record Date

The board of directors of the Company (the “Board”) has fixed March 7, 2016 as the record date (the “Record Date”) for determining the holders (the “Shareholders”) of common shares in the capital of the Company (the “Shares”) who are entitled to receive notice of, and vote at, the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

1.3	Notice-and-Access

The Company has elected to take advantage of the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”) which came into force on February 11, 2013. Notice-and-Access are a set of rules that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post the Circular and additional materials online, for certain Shareholders. All Shareholders that have consented to electronic delivery of shareholder communications will be provided with voting instructions and will receive the Notice-and-Access notification, which outlines relevant dates and matters to be discussed at the Meeting, and the corresponding Proxy-Related Materials (as defined below) for the Meeting through Notice-and-Access. Additionally, pursuant to an exemption received by the Company under the Canada Business Corporations Act (“CBCA”), the Company will deliver paper copies of a proxy form, a Notice-and-Access notification and the Company’s Annual Report (except to any Shareholders that have previously declined), with the Notice of Meeting and Circular being delivered through Notice-and-Access, to all Registered Shareholders (as defined below) that have not consented to electronic delivery of shareholder communications. All other Non-Registered Shareholders (as defined below) will receive a voting instruction form and paper copies of the Notice of Meeting, the Circular, and Annual Report (collectively, the "Proxy-Related Materials"). The Proxy-Related Materials, and the Notice-and-Access notification, have been made available to Shareholders at the website: meetingdocuments.com/cst/scc, and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at sedar.com, and at the United States Securities and Exchange Commission (“SEC”) website at sec.gov.

The Company will not directly send the Proxy-Related Materials to Non-Objecting Beneficial Owners. Management of the Company does intend to pay for intermediaries to forward the Proxy-Related Materials to Objecting Beneficial Owners.

Should Shareholders wish to receive paper copies of the Proxy-Related Materials, they may contact the Company by calling the following toll-free telephone number: 1(888)433-6443 or by emailing fulfilment@canstockta.com.

1.4	Appointment of Proxies

You are a “Registered Shareholder” if your Shares are registered in your name and: (a) you have a share certificate; or (b) you hold your Shares through direct registration in the United States. If a Registered Shareholder does not plan to attend the Meeting, he or she may:

(1)	authorize the persons named in the proxy to vote his or her Shares by completing, signing and dating the enclosed proxy form and returning it in the envelope provided; or

(2)
appoint some other person to attend and act on the Shareholder’s behalf at the Meeting, including to vote the Shares on his or her behalf, by writing the name of that person in the space provided on the enclosed proxy form, signing and dating the proxy and returning it in the envelope provided.

Completed proxies, for Registered Shareholders, must be returned to CST Trust Company, the Company’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m., Eastern time, on April 25, 2016 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

CST Trust Company independently counts and tabulates proxies to preserve the confidentiality of individual votes. Proxies are referred to the Company only in cases where a Shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy, or where it is necessary to meet applicable legal requirements.

Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”), such as a broker, custodian, nominee or fiduciary, that the Non-Registered Holder deals with in respect of the Shares; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation).

The Company has distributed the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification, to the Intermediaries for onward distribution to Non-Registered Holders, as appropriate. Intermediaries are required to forward the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications Solutions, Canada) to forward the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive the Proxy-Related Materials will either:

(i)	receive a voting instruction form; or

(ii)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.

Non-Registered Holders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instruction forms permit the completion of the voting instruction form online or by telephone. A Non-Registered Holder wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the names of the persons named in the proxy and insert the Non-Registered Holder's name in the space provided.

1.5	Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke the proxy at any time by:

(a)	completing and signing a proxy bearing a later date and delivering it to CST Trust Company as described above; or

(b)	delivering a written statement, signed by the Shareholder or the Shareholder’s attorney, to:

i.
the Office of the Secretary of the Company at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 at any time up to and including 5:00 p.m., Eastern time, on April 25, 2016 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time, on the second last business day preceding the day of the adjourned or postponed Meeting; or

ii.	the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)    in any other manner permitted by law.

If you are a Non-Registered Holder, you should contact your Intermediary through which you hold your Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

1.6     Voting of Proxies

All Shares represented by a properly executed proxy will be voted, or withheld from voting, in accordance with the instructions of the Shareholder specified on the proxy and on any ballot that may be called for at the Meeting. If the Shareholder does not specify how he or she wishes the votes cast, the person named on the proxy will vote the Shares for the election of the proposed director nominees listed in this Circular, for the appointment of auditors and the authorization of the directors to fix the auditors’ remuneration and for the Omnibus Equity Incentive Plan. The proxyholder has discretionary authority with respect to amendments or variations to the matters identified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof. As at the date of the Circular, the management of the Company is not aware of any such amendments, variations or other matters.

1.7    Majority Voting

The Board has adopted the practice of majority voting. Shareholders have the option of voting for or withholding votes from a director that has been nominated for election. The majority voting practice dictates that if the majority of the votes received by a director are withheld votes, those votes would count as “No” votes and the director would be required to tender his/her resignation to the Board. The Board would then consider the director’s resignation prior to making a decision on accepting or rejecting the resignation.

1.8	Share Capital and Principal Shareholders

The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at March 17, 2016, there are currently no Class 1 Preferred Shares outstanding. As at March 17, 2016, the issued and outstanding share capital of the Company consists of 101,877,662 Shares, listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SCC” and on the NASDAQ Stock Market ("NASDAQ") under the symbol "SRSC".

Each Share registered is entitled to one vote at the Meeting or any adjournment or postponement thereof. Each matter to be voted on at the Meeting must be approved by a majority of the votes cast.

To the knowledge of the directors and executive officers of the Company, the only persons or companies that beneficially own, or control or direct, directly or indirectly, more than 10% of the Shares, according to the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) are ESL Investments, Inc. and investment affiliates, including Edward S. Lampert, collectively ("ESL"), the beneficial holder of 46,162,515 Shares representing approximately 45.3% of the Company's total outstanding Shares, Sears Holdings Corporation (“Sears Holdings”), the beneficial owner of 11,962,391 Shares, representing approximately 11.7% of the Company's total outstanding Shares and Fairholme Capital Management, LLC ("Fairholme"), the beneficial owner of 17,969,089 Shares, representing approximately 17.6% of the Company's total outstanding Shares.

2.    BUSINESS OF THE ANNUAL MEETING

2.1	Financial Statements

The audited consolidated financial statements (the “2015 Annual Financial Statements”) of the Company for the 52-week period ended January 30, 2016 (“Fiscal 2015”) and the auditors’ report thereon will be placed before the Meeting. The 2015 Annual Financial Statements are available on SEDAR at sedar.com, the SEC website at sec.gov and the website at meetingdocuments.com/cst/SCC.

2.2        Election of Directors

The Company’s articles of incorporation provide for the Board to consist of a minimum of seven and a maximum of 20 directors, with the number of directors within such limits to be determined by the Board.

The current size of the Board has been fixed at seven directors. Four of the current seven directors, namely Carrie Kirkman, Anand A. Samuel, S. Jeffrey Stollenwerck and Brandon G. Stranzl , are “Non-Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”) and the other three current directors, namely R. Raja Khanna, Deborah E. Rosati and Graham Savage are “Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”). The Nominating and Corporate Governance Committee of the Board (the “Governance Committee”), which is currently comprised of Independent Directors, is responsible for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors. The Governance Committee bases its review of Board candidates on skill sets as outlined in the Governance Committee charter.

Effective August 28, 2015, Ronald D. Boire resigned as the President and Chief Executive Officer, and as a director of the Company. Brandon G. Stranzl was appointed Executive Chairman effective July 2, 2015. Carrie Kirkman was appointed President and Chief Merchant and director of the Company effective November 1, 2015.

Effective February 4, 2016, Klaudio Leshnajni, who served as a director since July 2014, resigned as a director of the Company.

Having approved the recommendation of the Governance Committee, the Board proposes that the seven persons listed in the table under Section 2.2.2 – “Background Information on Proposed Directors” be nominated for election or re-election to the Board (the “Proposed Directors”). The persons named in the enclosed form of proxy intend to vote for the election of the persons indicated as nominees. The persons proposed for nomination will hold office until the Company’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Proposed Directors are, in the opinion of the Board, well qualified to act as directors. The Board does not contemplate that any of the Proposed Directors will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another properly qualified nominee at their discretion. The Company’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

2.2.1    Definition of Independent Director

The definition of “Independent Director” is derived from National Instrument 52-110 – Audit Committees, as amended, of the Canadian Securities Administrators. For the purpose of determining independence, a director is an “Independent Director” if he or she has no direct or indirect material relationship with the Company or any of its affiliates, including ESL and Sears Holdings. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. A “Non-Independent Director” is a director who is not an Independent Director. For additional information on the Independent and Non-Independent Directors, refer to Section 5.2.1 – “Composition”.

2.2.2    Background Information on Proposed Directors

The following table sets forth the names and background information of the Proposed Directors, including, as applicable, their principal occupations, the election date of the Proposed Director, their current Board committee memberships, their Board and committee attendance record and the number of Shares of Sears Canada which are beneficially owned, or controlled or directed, directly or indirectly, by each of the Proposed Directors.

R. RAJA KHANNA
Chief Executive Officer
Blue Ant Media Inc.
(media-related company)

Age: 43

Independent Director
(residing in Ontario, Canada)

Director since: October 2007

Sears Canada Shareholdings
2015: 2,620 Shares
2014: 2,620 Shares
2013: 2,620 Shares

Dollar Amount of Sears Canada Shares[1]: $16,113

[1]Dollar amount calculated using the Company’s share price on the TSX as at the close of trading on the last business day of the Company’s financial year end (January 30, 2016), being $6.15 and multiplying that price by the number of Shares held by each individual director.

R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004. Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue Ant Media Inc.
Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	11 of 11	100%	AUD	5 of 5	100%
			HRCC	2 of 2	100%
			GOV (Chair)	2 of 2	100%

AUD: Audit Committee
HRCC: Human Resources and Compensation Committee (member since April 2015)
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE
Mr. Khanna’s experience with digital media technologies and his entrepreneurial expertise make him an asset to the Board. Mr. Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto.

CARRIE KIRKMAN President and Chief Merchant Sears Canada Inc. (retail company) Age: 53 Non-Independent Director (residing in Ontario, Canada) Director since: November 2015 Sears Canada Shareholdings 2015: Nil
Carrie Kirkman was appointed President and Chief Merchant of the Company effective November 1, 2015. Prior to her role with Sears Canada, Ms. Kirkman was President of the Jones Group Canada from October 2010 to April 2015. Previous to that position, Ms. Kirkman held several executive level positions with Hudson's Bay Company including General Merchandise Manager, Women's Apparel, Accessories, Jewelry and Footwear from March 2009 to October 2010, General Merchandise Manager, Women's Apparel from June 2006 to March 2009, General Merchandise Manager, Accessories Luggage and Hosiery from February 2005 to June 2006 and General Manager, Brand Management from December 2002 to February 2005. From April 1997 to May 2002, Ms. Kirkman served as the Director of Merchandising for Liz Claiborne Canada.

Board and Committee Attendance:

	Board* Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	3 of 3	100%	N/A	N/A	N/A

Note: Ms. Kirkman is not a member of any of the Committees.

*Ms. Kirkman was appointed to the Board in November 2015.

DIRECTOR EXPERTISE
Ms. Kirkman has been in the retail business for over 18 years. Ms. Kirkman's extensive knowledge of the retail industry makes her an asset to the Board and the Company.

DEBORAH E. ROSATI
Corporate Director and Consultant
Age: 54

Independent Director
(residing in Ontario, Canada)

Director since: April 2007

Sears Canada Shareholdings
2015: 2,600 Shares
2014: 2,600 Shares
2013: 2,600 Shares

Dollar Amount of Sears Canada Shares[1]: $15,990

[1]Dollar amount calculated using the Company’s share price on the TSX as at the close of trading on the last business day of the Company’s financial year end (January 30, 2016), being $6.15, and multiplying that price by the number of Shares held by each individual director.

Deborah E. Rosati, FCPA, FCA, ICD.D is a Corporate Director and Consultant focused on corporate governance and corporate strategy for emerging companies. Ms. Rosati is the President of her own management consulting firm, Deborah Rosati (formerly RosatiNet). Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently on the Board of Directors of NexJ Systems Inc. and is a member of the Department Audit Committee of Correctional Services Canada. Ms. Rosati is also the Co-founder of Women Get on Board Inc.
Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	11 of 11	100%	AUD (Chair)	5 of 5	100%
			HRCC	3 of 3	100%
			GOV	2 of 2	100%

AUD: Audit Committee
HRCC: Human Resources and Compensation Committee
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE
Ms. Rosati’s experience in financial, operational and strategic management roles in the Canadian market makes her a valuable member of the Board. Ms. Rosati holds an Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant (FCPA, FCA) and certified Director, ICD.D (2008).

ANAND. A. SAMUEL Analyst ESL Investments, Inc. (investment company) Age: 40 Non-Independent Director (residing in Florida, U.S.A.) Director since: April 2015 Sears Canada Shareholdings 2015: Nil
Anand A. Samuel is currently an Analyst at ESL and assumed this position in May 2007. Prior to this, Mr. Samuel was an Associate Attorney in the Tax group at Sullivan & Cromwell LLP from September 2005 to May 2007.

Board and Committee Attendance:

	Board* Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	9 of 9	100%	INVEST	3 of 3	N/A

*Mr. Samuel was appointed to the Board in April 2015
INVEST : Investment Committee

DIRECTOR EXPERTISE
Mr. Samuel brings a wealth of legal and business knowledge to the Board. Mr. Samuel graduated magna cum laude with a Juris Doctor degree from Harvard Law School and summa cum laude with a Bachelor of Arts degree, with dual majors in Biophysics and Biology, from the University of Pennsylvania. Mr. Samuel also holds a Bachelor of Science in Economics degree, with a concentration in Finance, from the Wharton School of the University of Pennsylvania. Mr. Samuel is a Chartered Financial Analyst and a member of the New York State Bar.

GRAHAM SAVAGE Corporate Director Age: 67 Independent Director (residing in Ontario, Canada) Director since: April 2015 Sears Canada Shareholdings 2015: Nil
Graham Savage is a Corporate Director and currently serves on the boards of Post Media Network Inc., Whistler Blackcomb Holdings Inc. and Cott Corporation. From August 1999 to July 2008, Mr. Savage was Founding Partner of Callisto Capital LP, and its predecessor Savage Walker Capital Inc., both private equity firms. Mr. Savage was Chief Financial Officer and Director of Rogers Communications Inc. from March 1989 to November 1996. Mr. Savage has served as a Director of Canadian Tire Corporation, Alias Corp., FMC Financial Models Limited, Leith Technology Corp., Lions Gate Entertainment Corp., MDC Corp., Microcell Inc., Royal Group Technologies Limited, Sun Media Corp., Sun Times Media Group, Inc. and Vitran Corporation, among others.

Board and Committee Attendance:

	Board* Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	9 of 9	100%	AUD	3 of 3	100%
			HRCC	1 of 1	100%
			GOV	2 of 2	100%

*Mr. Savage was appointed to the Board in April 2015
AUD: Audit Committee (member since April 2015)
HRCC: Human Resources and Compensation Committee (member since August 2015)
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE
Mr. Savage brings a wealth of retail and financial knowledge to the Board having held numerous corporate director roles with many organizations. Mr. Savage holds a Bachelor of Arts degree in Business from Queen's University and an MBA from Queen’s University. Mr. Savage has 40 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company.

Mr. Savage currently serves on the board of Postmedia Network Inc., Whistler Blackcomb Holdings Inc. and Cott Corporation.

S. JEFFREY STOLLENWERCK
President, Sears Real Estate Business
Sears Holdings Corporation
(retail company)

Age: 46

Non-Independent Director
(residing in Connecticut, U.S.A.)

Director since: April 2014

Sears Canada Shareholdings
2015: 48,733
2014: 2,507
2013: 1,108

Dollar Amount of Sears Canada Shares[1]: $299,707.95

[1]Dollar amount calculated using the Company’s share price on the TSX as at the close of trading on the last business day of the Company’s financial year end (January 30, 2016), being $6.15, and multiplying that price by the number of Shares held by each individual director.

S. Jeffrey Stollenwerck is currently the President, Real Estate Business Unit for Sears Holdings and assumed this position in February 2008.   Mr. Stollenwerck has also served as the Senior Vice-President, Real Estate for Sears Holdings from March 2005 to February 2008 and the Vice-President, Real Estate for Kmart Corporation from May 2003 to March 2005, prior to the Sears Holdings/Kmart merger in 2005.  Prior to joining Sears Holdings, Mr. Stollenwerck was the Vice-President, Research for ESL.
Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	11 of 11	100%	INVEST	3 of 3	100%

INVEST: Investment Committee

DIRECTOR EXPERTISE
Mr. Stollenwerck has been involved in the retail industry for close to 13 years, holding various senior positions relating to the real estate business with both Sears Holdings and Kmart Corporation. Mr. Stollenwerck is a graduate of Stanford University, where he earned a Bachelor of Arts degree with a double major in Economics and Political Science.

BRANDON G. STRANZL Executive Chairman Sears Canada Inc. (retail company) Age: 41 Non-Independent Director (residing in Ontario, Canada) Director since: April 2015 Sears Canada Shareholdings 2015: Nil
Brandon G. Stranzl is the Executive Chairman of the Company and has held this position since his appointment on July 2, 2015. Previously, Mr. Stranzl served as the Company's Chairman beginning April 23, 2015. Mr. Stranzl is also the General Partner of Beaconfire Capital LP, a position he has held since April 2015. From April 2012 to April 2015, Mr. Stranzl was the Senior Vice-President for First Pacific Advisors LLC, managing value-oriented investments. Prior to this, he was Managing Member of BGS Investments LLC (May 2011 to March 2012), Portfolio Manager and Head of Value Equity and Distressed Credit at C12 Capital Management LLC (May 2010 to April 2011) and Investment Analyst for ESL (May 2008 to April 2010). This was preceded with various positions in the investment industry, including positions with Third Avenue Management LLC, Morgan Stanley Asset Management and Fidelity Investments.
Board and Committee Attendance:

	Board* Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	9 of 9	100%	HRCC (Chair)	2 of 2	100%
			INVEST (Chair)	3 of 3	100%

*Mr. Stranzl was appointed to the Board in April 2015
HRCC: Human Resources and Compensation Committee (since April 2015)
INVEST: Investment Committee

DIRECTOR EXPERTISE
Mr. Stranzl's vast knowledge of the business, finance and investment sectors makes him an asset to the Board and the Company. Mr. Stranzl holds a BA from Vassar College and is a Chartered Financial Analyst and a member of the New York Society of Security Analysts.

Ronald D. Boire ceased to be a director of the Board effective August 28, 2015. Mr. Boire attended all Board meetings until August 2015, with an attendance record of 100%.

Klaudio Leshnjani ceased to be a director of the Board effective February 4, 2016. Mr. Leshnjani attended all Board meetings until February 2016, with an attendance record of 100%.

2.2.3    Cease Trade Orders and Bankruptcies

To the knowledge of the Company, except as hereinafter described, no Proposed Director of the Company is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and which was issued while that person was acting in that capacity, or (ii) was subject to an order that was issued after the Proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the Proposed Director.

Graham Savage was a director of Microcell Inc. when it filed for protection under the Companies' Creditors Arrangement Act (Canada) in January 2003. From July 2003 until November 30, 2009, Mr. Savage was a director of Sun-Times Media Group, Inc., a successor entity of Hollinger International Inc. ("Hollinger"). On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the

"Ontario Cease Trade Order") against the insiders of Hollinger for failing to file its interim financial statements and interim management's discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management's discussion and analysis, and the annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against insiders of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the "BC Cease Trade Order"). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect.

2.3	Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company, at a remuneration to be fixed by the directors, to hold office until the next annual meeting of Shareholders. Deloitte LLP have served as auditors of the Company since 1984. In accordance with its mandate, the Audit Committee of the Board (the “Audit Committee”) regularly examines the scope of all services provided by the auditors to the Company. In order to enhance such examination and assess the independence of the auditors, the Board has adopted a policy which establishes the scope of the auditors’ services and requires the Audit Committee to pre-approve all services provided by Deloitte LLP. This policy outlines the services which are audit and audit-related, non-audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the auditors cannot exceed 50% of the total audit and audit-related fees per annum without the pre-approval of the Audit Committee.

Fees paid or accrued, with the approval of the Board, in connection with the services rendered by Deloitte LLP in Fiscal 2015 and Fiscal 2014, (being the 52-week period ended January 31, 2015) were as follows:

External Auditor Service Fees	Fiscal 2015	Fiscal 2014
Audit Fees[1]	$2,236,300	$2,300,500
Audit-Related Fees[2]	$59,920	$187,785
Tax Fees[3]	-	-
All Other Fees[4]	-	$123,756
Total	$2,296,220	$2,612,041

[1]
Includes fees for professional services provided in conjunction with the audit of the Company’s financial statements, review of the Company’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

[2]	Includes fees for assurance and related professional services primarily related to the rights offering and the audit of associate benefit plans.

[3]	Includes fees for professional services provided related to tax compliance, tax planning, and other tax advice.

[4]
All other fees, if any, consist of permissible work performed by Deloitte LLP which is not included in the categories above. For Fiscal 2014, the other fees were in respect of an assessment of the Company’s logistics network as well as an assessment of the Company's conflict mineral reporting requirements. Management and the Audit Committee concluded that these services provided by Deloitte LLP were not restricted services, and implemented monitoring safeguards to ensure independence was maintained.

2.4    Omnibus Equity Incentive Plan

Historically, the Company used the Special LTIP and the TIP (see Section 3.1.6 - Variable At-Risk Performance Based Compensation) as equity linked management incentive plans. In order to achieve a better alignment between long-term shareholder value and management incentives, the Company decided to discontinue these programs effective in 2016, and to transfer all remaining participants into a combination of an omnibus equity incentive plan (the “Omnibus Plan”) and/or the LTIP. The Company adopted the Omnibus Plan effective as of September 22, 2015 which permits the grant of options to acquire Common Shares, tandem share appreciation rights, restricted share units and performance share units. The Board has limited the amount of such grants available to the Company, and has imposed holding period requirements on any recipients. Specifically, the Board has determined that the number of Common Shares issuable pursuant to awards granted under the Omnibus Plan shall be limited to the lesser of 2,000,000 Common Shares each fiscal year or 2% of the then issued and outstanding Common Shares, with any awards granted to be approved by the Board upon recommendation by the Human Resources and Compensation Committee. Further, the terms of the applicable award agreements will provide that, for time-based awards, there is a minimum of a 3-year vesting period, and that the employee must hold any Common Shares issued pursuant to awards granted under the Omnibus Plan (net of any Common Shares sold to cover applicable withholding taxes) for a period of up to five years measured from the date the award is vested (collectively, the "Grant Restrictions"). The material features of the Omnibus Plan are summarized in Appendix "A" to this Management Proxy Circular and the Omnibus Plan would come into force if and when approved by the Shareholders at the Meeting. The Company intends to revise Appendix "A" following the Meeting to include the Grant Restrictions, subject to the approval of the Shareholders at the next annual shareholders meeting.

During Fiscal 2015, the Company made equity based grants of restricted share units (“RSUs”) to Ron Boire, the former President and Chief Executive Officer of the Company, however no RSUs were received by Mr. Boire as he left the Company prior to vesting. In addition, during Fiscal 2015 the Company made a grant of RSUs under the Omnibus Plan to Brandon G. Stranzl, the Executive Chairman of the Company, however none of the awards vested in Fiscal 2015, and vest one-third per year commencing on the first anniversary of the grant date and will be subject to the hold period set out above. See Summary Compensation Table for Fiscal 2015.

As discussed above, during fiscal 2016, the Company intends to discontinue the TIP, which was designed to be an equity linked incentive program. The Company intends to discontinue the TIP in favour of grants under the Omnibus Plan and/or participation in the LTIP, which are programs that the Company believes are better suited to align management incentives with long term shareholder value, than the TIP.

2.5    Shareholder Proposals

Pursuant to the CBCA, proposals by Shareholders to be considered for inclusion in the management proxy circular for the 2017 annual meeting of Shareholders must be received by the Office of the Secretary of the Company by December 12, 2016.

3.    EXECUTIVE COMPENSATION

3.1	Compensation Discussion and Analysis

The commitment of the Company to making Sears Canada successful through its three key business initiatives of increasing revenue, operating profitably and maintaining a strong balance sheet is contingent upon the ability of the Company to successfully attract, motivate and retain highly talented executive officers who are committed to the Company’s mission, vision and values. The Company firmly believes that its executive compensation strategy is in-line with attracting and retaining executive officers who successfully contribute to the Company’s accomplishments. During Fiscal 2015, the Company sought out or promoted top talent, including the appointment of a new Executive Chairman, a President and Chief Merchant and a Senior Vice-President, Planning and Operations as well as the appointment or promotion of several other senior executives.

This Compensation Discussion and Analysis (“CD&A”) describes and explains the elements of compensation awarded to, earned by, paid to or made payable to the Company’s named executive officers, as defined in Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations (the “Executive Compensation Rules”) for Fiscal 2015. The Executive Compensation Rules require the Company to provide specific disclosure on the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company who served as executive officers during Fiscal 2015 and whose total compensation, individually, was more than $150,000 and any individual satisfying any of the foregoing criteria but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (“Named Executive Officer” or “NEO”).

This CD&A discusses the Company’s compensation philosophy, plan designs, objectives, and the decisions for the following Named Executive Officers, as approved by the Human Resources and Compensation Committee of the Board (“HRCC”):

Brandon G. Stranzl, Executive Chairman
Ronald D. Boire, Former President and Chief Executive Officer (resignation effective on August 28, 2015)
E.J. Bird, Executive Vice-President and Chief Financial Officer
Gail Galea, Senior Vice-President, Home and Hardlines
Klaudio Leshnjani, Executive Vice-President and Chief Operating Officer (departed the Company effective February 1, 2016)
Becky Penrice, Senior Vice-President, Human Resources and Information Technology (appointed Senior Vice-President and Interim Chief Operating Officer effective February 2, 2016)

3.1.1 Compensation Philosophy

The HRCC’s compensation philosophy is principled on the Company’s executive compensation being:

•Aligned with the goals of the Company;

•	Aligned with the goals and interests of the Shareholders; and

•	Able to attract, motivate and retain qualified and experienced executives for the Company.

The Company’s executive compensation programs are established and designed to:

•Provide a competitive total rewards package;
•Reward executives for corporate performance; and
•Support business objectives.

The compensation programs for the executive officers are focused on pay-for-performance, with direct-line-of-sight to corporate and individual performance to drive the achievement of the Company's results.

Executive Peer Group

The Company’s target level of total compensation is a median position in the market of twenty selected Canadian companies that are comparable to the Company in size, revenue, and/or business. This group of comparator companies in retail and general industry, as listed immediately below, was reviewed to ensure that employment positions within both industries are comparable to the positions available at the Company. The Company uses this comparator group to represent the retail and general market, and to benchmark executive compensation against this group in order to attract and retain qualified executives for the achievement of corporate goals. The comparable compensation components are base salary, target annual incentives, target long-term incentives, and target total compensation. During the 2012 fiscal year, a review was conducted of the comparator companies, as well as other companies with which the Company competes for executive talent.

Executive Peer Group
Retail Organizations		General Industry Organizations
Alimentation Couche-Tard Inc.	RONA Inc.	Resolute Forest Products	McDonald's Restaurants of Canada Limited
Canadian Tire Corporation, Limited	Shoppers Drug Mart Corporation	Canada Post Corporation	Rogers Communications Inc.
The Home Depot Canada Inc.	Sobeys Inc.	Canadian National Railway Company	TELUS Corporation
Hudson’s Bay Company	STAPLES Canada Inc.	Finning International Inc.	Tim Hortons Inc.
Metro Inc.	Walmart Canada	Maple Leaf Foods Inc.	Transcontinental Inc.

Compensation Consulting Firm
An independent executive compensation consulting firm, Meridian Compensation Partners (“Meridian”), is retained by the Company. Meridian was originally retained during the 2011 fiscal year. The mandate of Meridian is to serve the Company and, at the request of the HRCC, to provide assistance and guidance to the HRCC in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations, as required. Meridian does not perform any non-executive compensation or other related services for the HRCC or the Company. Meridian may perform services for the HRCC, provided that such services are not in conflict with its mandate to serve the Company.

All Other Fees

For Fiscal 2015, Meridian reviewed and commented on the executive compensation report of the Circular. The fees paid to Meridian for services performed during Fiscal 2015 and Fiscal 2014 totaled approximately $7,609 and $6,349, respectively.

3.1.2    Human Resources and Compensation Committee

The HRCC is responsible for overseeing the development of the Company’s overall human resources strategy, policies and practices, for fair and competitive compensation of the executive officers in support of the achievement of the Company’s business strategy, as well as the development of other compensation programs for the benefit of all associates. The HRCC annually reviews executive compensation policies, programs and practices, as presented by the management of the Company, to assess whether the Company’s compensation programs provide an appropriate balance of risk and reward in relation to the Company’s overall business strategy as well as the application of internal equity. The HRCC also, at least annually, reviews and approves the design and introduction of all associate-related annual and long-term incentive plans, together with performance targets, the level of achievement of performance goals at the end of a performance period and any payments under such plans to the executive officers, as recommended by the management of the Company. The HRCC approves all annual and long-term incentive programs after management of the Company assesses and presents the risks and financial liability of each program, the competitive position in the market and the alignment to the goals and objectives of the Company while also ensuring the program does not encourage executive officers of the Company to undertake undue or inappropriate risk. At the end of Fiscal 2015, no such risks were identified that would likely cause a material adverse effect on the Company. In addition to reviewing and approving executive compensation programs for the Company, the HRCC also oversees and approves:

•	The development of the Executive Chairman’s goals and objectives, and the evaluation of the Executive Chairman’s performance based on the achievement of these goals;

•
The compensation and performance of the executive officers of the Company, by receiving periodic performance reports and compensation recommendations from the Executive Chairman, as necessary, with respect to the executive officers; and

•	The development of appropriate succession plans for, and the compensation of, the executive officers. See Section 5.11.2 – “Human Resources and Compensation Committee” for additional details.

The Executive Chairman’s performance is evaluated by the HRCC on a regular basis and his at-risk compensation is directly tied to the achievement of corporate goals and positive corporate results. The HRCC is kept apprised of the Company’s performance through frequent communication with the Executive Chairman. The Executive Chairman is the Chair of the HRCC, however, he does not participate in conversations and activities related to his compensation or performance.

3.1.3     Composition of HRCC

As at the end of Fiscal 2015, the HRCC was comprised of one Non-Independent Director, being Brandon G. Stranzl, and three Independent Directors, being R. Raja Khanna, Deborah E. Rosati and Graham Savage. None of the Independent Directors on the HRCC are eligible to participate in the Company’s executive compensation programs.

Each of these members brings their own individual expertise to the Committee, including financial, marketing, strategy, investment, and retail knowledge, which is utilized in assessing and approving the implementation of compensation policies and practices for the Company.

The accomplishments of the HRCC in Fiscal 2015 are highlighted below:

•	Reviewed and approved changes to the Annual Incentive Program ("AIP") design;

•	Reviewed and approved the Long-Term Incentive Plan for designated salaried associates of the Company for the 2015-2017 Long-Term Incentive Plan Performance Period;

•	Reviewed and approved the Turnaround Incentive Plan ("TIP") for the executive leadership team and designated salaried associates of the Company for the 2015-2017 Performance Period;

•	Reviewed, recommended and approved the Company’s disclosure of its executive compensation;

•	Reviewed the retirement plans annual governance report;

•	Reviewed the executive organizational structure, succession plans, committee charter and 2016 HRCC work plan; and

•	Approved the appointment and promotion of certain senior level employees.

3.1.4	Compensation Structure and Mix

The Company’s executive compensation programs focus on a total rewards structure, which is inclusive of two components of compensation provided to the executive officers: (i) fixed compensation comprised of base salary, benefits and perquisites, and pension; and (ii) variable at-risk performance based compensation, comprised of an annual incentive program, and long-term incentive plans and, for two NEOs (Messrs. Stranzl and Boire), restricted share units. The fixed elements provide a competitive base of secure compensation necessary to attract and retain qualified executive talent. The variable at-risk performance based elements reward short-term and long-term performance results. The Special Long-Term Incentive Plan will remain effective until the end of 2016. The actual compensation mix varies by executive level, reflecting the impact executive officers have on the Company's results.

The main components of the total rewards structure are:

•	Fixed Compensation:
•Base Salary
•Benefits and Perquisites
•Retirement Benefits and Pension

•	Variable At-Risk Performance Based Compensation:

•	Annual Incentive Program

•	Long-Term Incentive Plan ("LTIP")

•	Special Long-Term Incentive Plan ("Special LTIP")

•	Turnaround Incentive Plan

•	Equity Based Compensation:

•	Restricted Share Units ("RSU")

The following chart provides a summary of how each element of compensation is intended to reward certain executive officers and salaried associates.

Compensation Element	Objective	Intended Rewards and Why It is Used
FIXED COMPENSATION
Base Salary	To provide a portion of compensation as a secure fixed cash amount
•    To pay for competence in the role and for scope of responsibilities
•    To provide a level of secure earnings that is sufficient to meet living standards and discourage undue, high-risk decision making
•    Market practice

Benefits and Perquisites
To provide a competitive retention incentive to certain executive officers other than cash compensation, such as health coverage, vehicle or vehicle allowance, and perquisite allowance for club memberships and financial planning
• To ensure access to health services to manage personal wellness • To reinforce individual accountability for personal financial planning • Market practice
Pension	To provide a retirement savings vehicle	• To provide associates with a pension at retirement. The retirement plans manage associate and employer contributions, while enforcing associate ownership of retirement income • Market practice

Compensation Element	Objective	Intended Rewards and Why It is Used
VARIABLE AT-RISK PERFORMANCE BASED COMPENSATION
AIP	To provide an opportunity for an annual incentive award based on the achievement of near-term corporate objectives	• To focus attention on the achievement of annual Corporate profitability goals • To provide a competitive total compensation package • Market practice
LTIP	To provide performance and employment retention based compensation designed to encourage long-term sustainable performance results	• To focus attention on the achievement of profitability goals over a three-year period • To provide a competitive total compensation package • Market practice
Special LTIP	To provide performance and employment retention based compensation for specific designated executives, designed to encourage long-term corporate performance aligned with shareholder interests
•    To align executive compensation with shareholder interests and focus attention on the achievement of objectives over a multi-year period
•    To provide a competitive total compensation package
•    Participation in the Special LTIP replaces participation in the LTIP for the Performance Period
•    Market practice

TIP
To provide performance and employment retention based compensation for specific designated executive leadership team members, designed to encourage long-term corporate performance aligned with shareholder interests

•
To align executive compensation with shareholder interests and focus attention on the achievement of objectives over a multi-year period
•
To provide a competitive total compensation package
•
Participation in TIP replaces participation in LTIP and Special LTIP for the Performance Period
•    Market practice

EQUITY BASED COMPENSATION
RSU	To align shareholder and management interests	• To align executive compensation with shareholder interests • To provide a competitive total compensation package

The Company provides a significant proportion of compensation to its NEOs through variable at-risk performance based programs. A new at-risk TIP was introduced in Fiscal 2015 for designated executive leadership team members of the Company, to further align corporate performance goals with shareholder interests. Participation in the TIP removes the executive from participation in the LTIP and Special LTIP for the Performance Period to ensure at-risk earnings are not too high and to discourage high risk behavior. The Company intends to discontinue the TIP in favour of grants under the Omnibus Plan and/or participation in the LTIP. A Special LTIP was introduced in Fiscal 2013 for specific designated executives and designated salaried associates of the Company to further align corporate performance goals with shareholder interests.

Aggregate Weighting of Compensation Components
for Active Named Executive Officers

The chart above shows the weighting of the various components that the NEOs or executive officers may receive as compensation based on annual base salary, annual target levels of incentive compensation and perquisites, and all other compensation for Fiscal 2015 for all active NEOs. Any base salary amounts in US Dollars were converted to Canadian Dollars using the Bank of Canada exchange rate of 1.4080 on the last trading date of Fiscal 2015 being January 29, 2016. The chart does not include any one-time payments, one-time grants or commuting expenses made to any NEO during Fiscal 2015.

3.1.5	Fixed Compensation

Fixed compensation, which is inclusive of base salary, benefits and perquisites and pension, provides executive officers with earnings that are competitive in the market and consistent with the Company’s compensation philosophy. The Company’s fixed compensation programs are designed to provide a competitive base of secure compensation necessary to attract and retain qualified executive officers while ensuring a level of secure earnings that are sufficient to meet living standards and discourage undue, high-risk decision making.

(a)    Base Salaries

Base salary reflects annual compensation received by an associate for the position they hold and the role they perform within the Company. Base salaries are normally set at median market values and balanced with relative roles and responsibilities and equity within the Company. The base salaries reflect accountabilities of the role, the incumbent's performance in the role, as well as experience, individual qualifications and expected future contributions to the Company. Base salaries are normally benchmarked internally against similar roles and externally against comparable roles in peer companies to determine current market competitiveness.

(b)    Benefits and Perquisites

The Company provides select executive officers and designated salaried associates with competitive perquisites and benefits that allow them to focus on their daily responsibilities and the achievement of the Company’s objectives. The NEOs are provided with certain perquisites, which may include a company vehicle or vehicle allowance, educational assistance for dependent children, commuting expense reimbursement and/or an annual perquisite allowance to cover club memberships and financial planning. The perquisites are provided to reinforce individual accountability for personal well-being and financial planning. All NEOs are provided with an annual comprehensive executive medical benefit. All executive officers of the Company are provided with reimbursement for premiums and higher plan maximums on optional life insurance and long-term disability insurance.

(c)    Retirement Benefits and Pension

The Company provides post-retirement benefits through the Sears Canada Inc. Health and Welfare Plan to all associates who satisfied the eligibility requirements on or before December 31, 2008.

The Sears Registered Retirement Plan (the “SRRP”) has two components: (i) a defined benefit (“DB”) component for service up to and including June 30, 2008, which also includes a Supplementary Retirement Plan (the “SRP”); and (ii) a defined contribution (“DC”) component, effective July 1, 2008, which does not include a supplementary retirement plan.

For further detailed information, refer to Section 3.4 – “Pension Plans”.

3.1.6    Variable At-Risk Performance Based Compensation

The Company's' variable at-risk performance based compensation programs are designed to reinforce the Company’s business strategy, as approved by the Board, by providing executives with the opportunity to earn cash incentives based on the achievement of corporate performance metrics. Award opportunities vary based on a percentage of base salary, position or performance objectives, and are reviewed by the Board/HRCC periodically to ensure ongoing market competitiveness. Performance objectives are based on the Company’s business plan or share price for one or more fiscal years and are intended to be challenging but achievable. All corporate financial measures on all financial statements are stated pursuant to the International Financial Reporting Standards.

For Fiscal 2015, there were four variable at-risk performance based compensation programs for the NEOs:

a)	AIP;

b)	LTIP;

c)	Special LTIP; and

d)	TIP

(a)    AIP

The AIP is an important component of the total compensation package. It is designed to provide an annual financial reward based on the achievement of a target corporate financial performance metric, as approved by the HRCC. The AIP design was reviewed and changes were approved by the HRCC in Fiscal 2015. The changes included a reduction to the threshold corporate financial performance metric from 75% to 50% of target and an increase required to achieve the maximum corporate financial performance metric from 125% to 150% of target. There was no change to the payout opportunity. The reduction in the threshold financial metric (from 75% of target to 50% of target) was to encourage motivation to drive results with an achievable goal. The increase in the maximum levels without an increase in the payout opportunity, was to rebalance and create stretch targets while discouraging risky behaviours.

The scorecards continue to be based on team and corporate goals. For the NEOs, the trigger remained based on the financial metric, measured by operating profit (total revenue less total expenses, except for those expenses, which are interest, income tax, depreciation, amortization and other non-recurring, unusual and one-time in nature expenses (the “AIP Adjusted EBITDA”)). Team based measures were financial metrics, such as channel EBITDA, corporate or channel sales, and profitability based metrics that each team was responsible to deliver. This continued to create a focus on key financial targets with AIP Adjusted EBITDA remaining a primary focus in line with shareholder value.

The AIP is designed to achieve three important objectives:

•	Motivate and reward eligible associates who contribute to the Company’s achievement of the corporate financial performance metric;

•	Provide associates with a competitive total compensation package; and

•	Attract and retain talented associates.

For the NEOs, their annual incentive award (target bonus amount as a percentage of base salary) is based on the achievement of the corporate financial performance metric established for each financial year. For Fiscal 2015, the corporate financial performance metric was measured by AIP Adjusted EBITDA and Corporate Sales.

The NEOs had a direct line of sight to the results as they were rewarded completely on corporate financial results with no team or business line specific metrics and were required to achieve at least the AIP Adjusted EBITDA threshold level before a payout could occur.

For the corporate financial performance metric, the threshold goal is set at 50% of target and the maximum goal is set at 150% of target. Compensation awards are determined according to the following criteria:

•	If the threshold level of the corporate financial performance metric is achieved, then 30% of the target award is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target award is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 150% of the target award is payable to recognize the achievement of superior corporate performance; and

•
If the actual result of the corporate financial performance metric is between any of the performance levels described above, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

Based on the achievement of the threshold level of the corporate financial performance metrics, the final payout is then subject to the individual performance metric to determine the final incentive award payout. The individual performance metric coincides with the Company’s annual performance evaluation program. The final individual performance multiplier rate is subject to approval by the HRCC and will be a percentage up to the maximum for each established rating level.

Individual Performance Metric	Rating = 1	Rating = 2	Rating = 3 (1)	Rating = 4	Rating = 5
AIP Payment Multiplier	0%	Up to 35%	Up to 100%	Up to 125%	Up to 150%

(1)	Represents an associate demonstrating the expected level of performance and being fully competent in the role.

For the Senior Vice-Presidents and above, the award levels and applicable payout as a percentage of base salary, with an individual performance metric resulting in a payment performance multiplier of 100%, are described below:

Position	Threshold (30% payout of target award) (1)	Target (100% payout of target award) (1)(2)	Maximum (150% payout of target award) (1)
Executive Chairman	52.5%	175%	262.5%
President and Chief Executive Officer (former)	45%	150%	225%
Executive Vice-Presidents	22.5%	75%	112.5%
Senior Vice-Presidents	18%	60%	90%
(1) Payouts are determined based on the percentage of base salary and are pro-rated according to the commencement of program participation.
(2) Represents an associate demonstrating the expected level of performance and being fully competent in the role.

Subject to the terms of the applicable employment agreement, an associate must be actively employed on the date of AIP payment to be eligible to receive the payout (associates who retire or whose employment is terminable, voluntarily or involuntarily, before the date of payout, are not eligible for the payment). As well, associates must be in good performance standing and not undergoing disciplinary action or in a performance improvement program in order to receive their AIP payment. Associates, who are on an approved leave of absence other than long-term disability (“LTD”), will receive their AIP payment upon their return to active employment. In the event an AIP participant dies or sustains an LTD claim during the year, and an AIP payout will occur for that same year, then such participant or his or her estate, as the case may be, is entitled to a pro-rata AIP award payment, based on the date of LTD or death.

For Fiscal 2015, there were no payouts triggered under the AIP for the NEOs, based on the threshold level of the corporate financial performance metric, AIP Adjusted EBITDA, not being met, as described below:

Performance Measure	Weighting of the Performance Measure	Threshold	Results	AIP Performance Score
AIP Adjusted EBITDA	100%	Adjusted EBITDA of $26 Million	Adjusted EBITDA of ($160.5) Million	0%

(b)    LTIP

The LTIP provides a cash incentive for eligible executive officers and designated salaried associates who are not participants in the Special LTIP or TIP. The LTIP promotes focused growth of the corporate financial results and return on investment for Shareholders. The plan is a performance and employment retention based incentive, designed to measure and reward long-term corporate performance, as measured by total earnings determined before interest, income taxes, depreciation and amortization, and excluding certain items (the “LTIP Adjusted EBITDA”), over a three-year performance period (the “Performance Period”). The LTIP includes a time-based component with a 25% weighting of the award value.

Upon the HRCC's approval, a new LTIP will continue to be introduced on an annual basis, recognizing three-year corporate performance. This rolling design for LTIP awards allows for annual payouts which began in 2009. The “rolling” design (as demonstrated in the chart below) is intended to serve as a retention tool and to maintain the executive officers’ or designated salaried associates’ focus on achieving long-term sustainable performance results.

Award Period	Fiscal Years
	2013	2014	2015	2016	2017	2018
	Feb 2013 to Jan 2014	Feb 2014 to Jan 2015	Feb 2015 to Jan 2016	Feb 2016 to Jan 2017	Feb 2017 to Jan 2018	Feb 2018 to Jan 2019
2013-2015	3-year Performance Period			Payout
2014-2016		3-year Performance Period			Payout
2015-2017			3-year Performance Period			Payout

Certain NEOs, being the Executive Vice-Presidents, were excluded from participating in the 2013-2015 LTIP. Instead, the Executive Vice-Presidents are participants in the 2013-2015 Special LTIP, as described below in Section 3.1.6 (c) - “Special LTIP”. None of the other NEOs were participants in the 2013-2015 LTIP as they were hired after the last day in the Performance Period in which participants could enter the plan.

Beginning in 2014, the Executive Vice-Presidents and other NEOs became participants of the 2014-2016 LTIP.

All NEOs are excluded from participating in the 2015-2017 LTIP. Instead, the NEOs are participants in the 2015-2017 TIP, as described below in section 3.1.6 (d) - "TIP". Beginning in 2016 it is anticipated that the senior executives will remain in a TIP for the 2016-2018 Performance Period.

For the 2014-2016 LTIP, the details of the plan were as follows:

The LTIP was designed to align participants’ financial incentives with the financial goals of the Company and to assist in attracting, retaining, engaging and rewarding executive officers and designated salaried associates. Any such award payouts are paid to the LTIP participant in cash after the end of the three-year Performance Period.

Awards are designed to vary commensurately with the achievement of corporate financial goals for the Performance Period. Under the LTIP, a cash award amount, as a percentage of base salary, is established by the HRCC for participants and correlates with the threshold, target and maximum levels of achievement of the corporate performance metric.

The 2014-2016 LTIP, the three-year Performance Period, which began on February 1, 2014, will mature on January 28, 2017 (the “2014-2016 LTIP”) and will recognize performance results from the 2014 to 2016 fiscal years.

The 2014-2016 LTIP is comprised of two components: (i) a time-based LTIP award component with a 25% weighting of the target incentive award; and (ii) a performance-based LTIP component, based on performance measure achievement with a 75% weighting of the target incentive award.

The time-based LTIP component is measured on time completion, serving as a retention component, and is not linked to the financial performance measure. In order to be eligible for payout, the participant must commence participation in the plan and remain eligible without interruption throughout the entire Performance Period up to and including payment date.

The performance-based LTIP component, with a 75% weighting of the target incentive award, is measured by LTIP Adjusted EBITDA. The threshold level of the performance-based metric is 75% of target LTIP Adjusted EBITDA and the maximum level is 150% of target LTIP Adjusted EBITDA. The following achievement levels are established to align with the corporate incentive strategy and to be challenging but achievable:

•	If the threshold level of the corporate financial performance metric is achieved, then 60% of the target performance-based award amount is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target performance-based award amount is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 250% of the target performance-based award amount is payable; and

•
If the actual result of the corporate financial performance metric is between these performance levels, the performance-based award amount payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

For the Senior Vice-Presidents and Executive Vice-Presidents, the award levels and applicable payouts as a percentage of base salary, are described below for the 2014-2016 LTIP:

Position	Time-based Component Only	Performance (EBITDA) Component Only
	Time-based award (25% of target incentive award)	Threshold (60% payout of target award) (1) plus time-based award	Target (100% payout of target award) (1) plus time-based award	Maximum (250% payout of target award) (1) plus time-based award
Executive Vice-Presidents	50.0%	90.0%	150.0%	375.0%
Senior Vice-Presidents	22.5%	40.5%	67.5%	168.8%
(1) Participation in the LTIP,and eligibility for payment are subject to the participant being actively employed in an eligible position at the beginning of or within the first two fiscal quarters of the three-year Performance Period and on the date the award payment is made, and having been employed, without interruption, from the grant date to the end of the Performance Period. In the event the LTIP participant’s employment is terminated, voluntarily or involuntarily, or the participant retires before the end of the LTIP Performance Period, then such participant is not entitled to any part of the award. In the event an LTIP Performance Period achieves a payout, and the LTIP participant dies, sustains an LTD claim, is moved into a role deemed ineligible for the LTIP, or is on an authorized leave of absence (the “LTIP Eligibility Adjustment”) before the end of the LTIP Performance Period, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata award payment based on the number of completed calendar days the participant was in the LTIP until the date of such LTIP Eligibility Adjustment.

(c)    Special LTIP

The Special LTIP provides a cash incentive for specially designated executives, including the Executive Vice-Presidents, to promote superior return on investment for Shareholders and further align the interests of the eligible executives with shareholder interests. The Special LTIP is designed to measure and reward long-term corporate performance, as measured by the share price of the Company.

The Special LTIP Performance Period, which began on September 1, 2013, will mature on May 1, 2016 (the “2013-2016 Special LTIP”) and will recognize performance results during the same period. Any such award payouts achieved will be paid to the Special LTIP participant, after the end of the Special LTIP Performance Period.

Eligibility for the 2013-2016 Special LTIP excludes the participant from eligibility in the 2013-2015 LTIP. No Special LTIP was introduced for the 2014-2016 or 2015-2017 LTIP performance periods, as such no NEO is a participant in the Special LTIP for 2015-2017. Instead, the NEOs are participants in the 2015-2017 TIP, as described below in Section 3.1.6 (d) - “TIP”.

The cash incentive awards are based on several performance achievement levels, wholly determined by the Company’s share price (the “Share Trigger Price”). Cash awards for the participants are “crystalized” when certain levels of the Share Trigger Price are realized for a period of 15 out of 20 trading days, at any time during the Special LTIP Performance Period. However, awards do not become vested when crystalized.

Any awards will vest on the last day of the Special LTIP Performance Period, being May 1, 2016, if the participant has remained an active employee of the Company for the duration of the Special LTIP Performance Period. However, if the participant is terminated without cause, dies, or becomes disabled, and a Share Trigger Price has been achieved before such termination, death or disability or the Share Trigger Price is achieved within 90 days after such termination without cause, death or disability, as the case may be, then any Share Trigger Price performance level achieved at such time shall be deemed to have been vested on the date of termination without cause, death or disability.

The Share Trigger Price will be adjusted to the extent of any dividends paid dollar for dollar.

If the Company’s shares trade above any 50 cent per share level for a period of 15 out of 20 trading days, between $15.00 and $17.50 or $17.50 and $20.00 or $20.00 and $22.00, or any revised Share Trigger Price(s) as a result of a dividend adjustment, the amount of the cash incentive award shall be determined by interpolating on a straight-line basis between the two corresponding award performance levels for the achieved Share Trigger Price.

For eligible Executive Vice-Presidents, the 2013-2015 Special LTIP award levels and applicable payouts, are described below:

Position	Share Trigger Price
	$15.00	$17.50	$20.00	$22.00
Executive Vice-Presidents	$1.00 Million (1)	$1.75 Million (1)	$2.50 Million (1)	$3.00 Million (1)

(1)	No tax equalization shall apply for any participant who is not a Canadian resident.

As of January 30, 2016 being the last fiscal day of 2015, the amount of award that has crystallized for each Executive Vice-President is $2.75 Million. These amounts are crystallized but not vested. The Special LTIP will mature and vest on May 1, 2016.

(d)    TIP

The TIP provides a cash incentive for specific executive leadership team members and designated salaried associates. Members were deemed eligible based on their role to deliver four key criteria: Driving Value, Visionary, Resource Planning, and Culture Building. All NEO’s, with the exception of the Executive Chairman, are participants in the TIP, which promotes superior return on investment for Shareholders and further aligns the interests of the eligible NEOs with shareholder interests. The TIP is a non-equity based incentive plan designed to measure and reward long-term corporate performance, as measured by the share price of the Company.

The Company intends to discontinue the TIP in favour of grants under the Omnibus Plan and/or participation in the LTIP. To date, nil has been paid under the TIP, and if discontinued, no payout would be payable.

The TIP Performance Period, which began on March 1, 2015 and ends on February 3, 2018, would mature and would be paid 30 days after and subject to approval of the HRCC in March 2018 (the “2015-2017 TIP”) and would recognize performance results during the same period. Any such award payouts achieved would be paid to the TIP participant after the end of the TIP Performance Period and within 30 days after the approval of the HRCC in March 2018.

The cash incentive awards are based on several performance achievement levels, wholly determined by the Company’s daily closing share price (the “TIP Share Trigger Price”). Cash awards for the participants are “crystalized” when certain levels of the TIP Share Trigger Price are realized based on the closing price for a period of 20 out of 30 trading days, at any time during the TIP Performance Period. However, awards do not become vested when crystalized.

Depending on when in the Performance Period the results are realized will result in different payout weights being applied. If the TIP Share Trigger Price is achieved in the 2015 and/or 2016 fiscal years but is not achieved during the 2017 fiscal year or is less than the TIP Share Trigger Price achieved in the prior years, then the participant would receive 25% of their award value for achievement in Fiscal 2015 and/or 25% of their award value for achievement during the 2016 fiscal year. If the Share Price Trigger is achieved in 2017 and the achievement is less than what was achieved in the 2015 and/or 2016 fiscal years, in addition to any payment described for those years above, the participant would also receive 50% of their award value for the achievement in the 2017 fiscal year.

If a share price measure is achieved in Fiscal 2017 (Year 3) and is greater than share prices achieved in Years 1 and 2, being the 2015 and 2016 fiscal years,100% award payout (at the corresponding share price) is triggered.

Any awards would vest after the last day of the TIP Performance Period, being February 3, 2018, and 30 days after approval by the HRCC in March 2018, if the participant has remained an active employee of the Company for the duration of the TIP Performance Period. However, if the participant is terminated without cause, dies, or becomes disabled, and a TIP Share Trigger Price has been achieved before such termination, death or disability or the TIP Share Trigger Price is achieved within 90 days after such termination without cause, death or disability, as the case may be, then any TIP Share Trigger Price performance level achieved at such time shall be deemed to have been vested on the date of termination without cause, death or disability.

The TIP Share Trigger Price would be adjusted to the extent of any dividends paid dollar for dollar.

If the Company’s shares close above any 50 cent per share level, for a period of 20 out of 30 trading days, between $14.25 and $15.25 or $15.25 and $16.50 or $16.50 and $18.25, or $18.25 and $20.50, or any revised TIP Share Trigger Price as a result of a dividend adjustment, the amount of the cash incentive award would be determined by interpolating on a straight-line basis between the two corresponding award performance levels for the achieved TIP Share Trigger Price.

For eligible Senior Vice-Presidents and above, the 2015-2017 TIP award levels and applicable payouts as a percentage of base salary, are described below (for Fiscal 2015, no payouts were made and if discontinued, no payout would be payable):

Share Trigger Price	$14.25	$15.25	$16.50	$18.25	$20.50
Payout %	60%	75%	100%	150%	250%
Executive Chairman	150%	188%	250%	375%	625%
Executive Vice- Presidents	120%	150%	200%	300%	500%
Senior Vice-Presidents	54%	68%	90%	135%	225%

3.1.7     Equity Compensation Plan Information

Aggregated Securities Issuable upon Exercise of
Outstanding Options, Warrants and Rights
to Employees and Directors as at January 30, 2016

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	0 (Options) (1) 0 (Restricted Share Units) 0 (Deferred Share Units)	$0.00 N/A N/A	214,750 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	0
Total	0	$0.00	214,750

Notes:
(1)    There are no outstanding options under the Stock Option Plan for Directors.

(2)
A total of 214,750 Shares are available for future issuance under the Stock Option Plan for Directors as at January 30, 2016. The Company discontinued the granting of stock options under the Stock Option Plan for Directors following the last grant in 2003.

(a)	RSUs

Mr. Stranzl

On September 22, 2015, Mr. Stranzl received a grant of 500,000 Restricted Share Units ("RSUs") under the Omnibus Plan pursuant to the terms of his Employment Agreement. Each RSU, subject to the approval of the Omnibus Plan by the Shareholders and, in respect of Mr. Stranzl, the ratification of his grant, represents the right to receive one Share of the Company issued from treasury upon settlement. If the Shareholders do not ratify the Omnibus Plan, Mr. Stranzl's RSUs will be settled in cash.

Subject to earlier pro-rata vesting in accordance with Mr. Stranzl's Employment Agreement, the vesting of Mr. Stranzl's RSUs occurs in equal one-third installments on each anniversary date of the grant in fiscal years 2016, 2017 and 2018.

Under the Omnibus Plan, if dividends (other than stock dividends) are paid on any Shares, additional units ("Dividend RSUs") will be automatically credited to Mr. Stranzl, provided Mr. Stranzl holds RSUs on the applicable dividend record date. The number of Dividend RSUs that will be credited will be determined by multiplying the aggregate number of RSUs and Dividend RSUs held by Mr. Stranzl in his RSU account on the dividend record date by the amount of the dividend paid by the Company on each Share, divided by the closing price of a Share on the TSX on the last day immediately preceding the dividend payment date. If any RSUs are forfeited, Mr. Stranzl will have no right to be granted Dividend RSUs. Dividend RSUs vest at the same time and in the same proportion as the underlying RSUs.

RSUs and any Dividend RSUs are not to be considered Shares or other securities of the Company, and they do not grant any entitlement to exercise voting rights or any other right attached to the ownership of Shares, until such time as the RSUs or Dividend RSUs vest and are settled in Shares.

Mr. Stranzl is required to comply with the Company's Insider Trading Policy and applicable laws in connection with the sale of any Shares for as long as Mr. Stranzl is an employee, consultant or director of the Company.

Mr. Boire

Mr. Boire received an inducement grant of 225,000 RSUs by the Company on October 15, 2014 under a Restricted Share Unit Agreement (the "Boire RSU Agreement"). The vesting of Mr. Boire's RSUs was scheduled to occur in equal one-third installments at the end of each Fiscal 2015, 2016, 2017 provided Mr. Boire was actively employed on the vesting date and was continuously employed by the Company during the vesting period. As Mr. Boire resigned prior to the end of Fiscal 2015, none of the RSUs had vested and Mr. Boire did not receive any Shares of the Company and has no outstanding awards under the Boire RSU Agreement.

The Company does not permit the use of hedging strategies to monetize and/or reduce market risk associated with equity compensation granted by the Company held directly or indirectly.

3.1.8     Discretionary Compensation

The HRCC may exercise its discretion to award compensation payments to NEOs and certain other salaried associates, if performance metrics for variable at-risk performance based compensation have not met thresholds required to trigger payouts. The HRCC may also exercise its discretion to reduce or increase any awards or payouts to NEOs and certain other salaried associates, based on the achievement of performance metrics and individual contributions to business results. The HRCC may also exercise its discretion to offer other one-time awards to NEOs and other salaried associates to attract, retain and recognize associates for their contributions to the Company. The HRCC did exercise its discretion in Fiscal 2015 to offer a one-time cash award to specific NEOs for the purpose of a signing bonus and recognition for contributions to the Company, such amounts are disclosed in the Summary Compensation table in section 3.3.

3.1.9    Looking Ahead to 2016

The HRCC plans to review the variable at-risk compensation based plans and programs and may make design changes for the 2016 fiscal year, however the Company does not expect these changes to result in significant modifications to the compensation mix of the executive officers or eligible salaried associates, nor does the Company anticipate any other significant changes to its compensation policies or practices for the NEOs during the 2016 fiscal year.

3.2    Report on the Executive Chairman's Compensation

Brandon G. Stranzl was appointed Executive Chairman of the Company on July 2, 2015. Previously, Mr. Stranzl served as the Company's Chairman, beginning April 23, 2015.

3.2.1    Philosophy and Governance

The compensation of the Executive Chairman is designed by the Company to generally align with the performance of the Company, consistent with the approach for other executive officers of the Company, as described under Section 3.1.1 – “Compensation Philosophy”. In determining compensation for the Executive Chairman, the Company takes into account the responsibilities and accountability of the position. The relative weight assigned to the pay-at-risk components of the Executive Chairman’s compensation is greater than the weight assigned to the pay-at-risk components of other executive officers’ compensation.

3.2.2    Compensation

The Company entered into an employment agreement with Mr. Stranzl on September 1, 2015 (the “Stranzl Employment Agreement”). The Stranzl Employment Agreement specifies Mr. Stranzl's compensation with respect to his base salary, his AIP, LTIP, RSUs and the reimbursement of business and lodging expenses. Under the Stranzl Employment Agreement, Mr. Stranzl is entitled to a base salary of $1,200,000 (USD) per annum.

Mr. Stranzl's target bonus amount under the AIP is 175% of his annual base salary. For the 2015 AIP, Mr. Stranzl will not receive a payout as the Company did not achieve the threshold level of AIP Adjusted EBITDA required for payout.

Mr. Stranzl is also eligible to participate in the LTIP. For the 2015-2017 Performance Period Mr. Stranzl is a participant in the TIP in lieu of participating in the LTIP. Mr. Stranzl’s target bonus amount under the LTIP is 250% of his annual base salary.

Mr. Stranzl received a grant of 500,000 RSUs that will vest in equal one-third installments per year commencing on the first anniversary date of the grant. See Section 3.1.7 (a) for further details.

Mr. Stranzl is reimbursed for reasonable and actual out-of pocket business expenses, including commuting expenses which he incurs for travel. Mr. Stranzl is also reimbursed for certain expenses of an expatriate relocation nature.

3.3     Compensation of Named Executive Officers

Compensation of executive officers of the Company is comprised of base salary, benefits and perquisites, pension, and variable at-risk performance based compensation programs consisting of the AIP, LTIP (including Special LTIP and TIP), and, for two NEOs, RSUs.

The following table provides a summary of compensation information for the Named Executive Officers during Fiscal 2015.

Summary Compensation Table
For Fiscal 2015

NEO Name and Principal Position	Year	Salary ($) (1)	Share- based awards ($)	Non-Equity Incentive Plan Compensation (f)		Pension Benefit Value ($)	All Other Compensation ($) (6)	Total Compensation ($)
(a)	(b)	(c)	(d)	Annual Incentive Plans 2015 ($) (4) (f1)	Long-Term Incentive Plan 2013-2015 ($) (5) (f2)	(g)	(h)	(i)
Brandon G. Stranzl (2) (6) (7) Executive Chairman	2015 2014 2013	935,270 - -	3,945,000(2) - -	Nil - -	Nil - -	Nil - -	729,717 - -	5,609,987 - -
R. Boire (3) (6) (7) Former President and Chief Executive Officer	2015 2014 2013	731,467 343,581 -	Nil 2,047,500(2) -	Nil Nil -	Nil Nil -	4,747 10,802 -	422,377 114,346 -	1,158,591 2,516,229 -
E. Bird (6) (7) Executive Vice-President and Chief Financial Officer	2015 2014 2013	905,864 700,000 731,282	- - -	Nil Nil 217,668	Nil Nil -	Nil Nil -	765,838 665,215 282,661	1,671,702 1,365,215 1,231,611 -
G. Galea(7) Senior Vice-President, Home and Hardlines	2015 2014 2013	450,000 25,568 -	- - -	250,000 Nil -	Nil Nil -	9,769 Nil -	32,400 13,923 -	742,169 39,491 -
K. Leshnjani(6) (7) Executive Vice-President and Chief Operating Officer	2015 2014 2013	600,000 600,000 562,500	- - -	Nil Nil 21,424	Nil Nil Nil	(17,543) 60,310 133,527	88,241 66,359 57,344	670,698 726,669 774,795
B. Penrice(7) Senior Vice-President, Human Resources and Information Technology	2015 2014 2013	425,000 400,000 59,091	- - -	58,500 Nil Nil	Nil Nil Nil	8,603 1,167 -	32,400 32,695 15,559	524,503 433,862 74,650

Notes:

(1)	Base salary represents actual salary earnings received in each fiscal year.

(2)
No share-based awards vested in Fiscal 2015, and vest one-third per year commencing on the first anniversary of the grant date. Share-based Awards include the fair value of RSUs granted to Mr. Stranzl as described in 3.1.7 (a), based on the Company’s five-day weighted average share price of $7.89 at the date of grant, being September 1, 2015. No discount has been applied for risk of departure. Based on the Company's five-day weighted average share price as at March 7, 2016, being $3.55, the share based award is $1,775,000.

(3)
No share-based awards were received by Mr. Boire as he left the Company prior to vesting. Share-based Awards include the fair value of RSUs awarded to Mr. Boire as described in 3.1.7 (a), based on the Company’s five-day weighted average share price of $9.10 at the date of grant, being October 15, 2014. No discount has been applied for risk of departure.

(4)
Includes annual non-equity incentive plan compensation, such as discretionary cash awards, and retention bonuses. For Fiscal 2015, the Company did not meet the threshold level of AIP Adjusted EBITDA; as a result, there will be no AIP payouts for the NEOs. Refer to Section 3.1.6 (a) – “AIP” for additional information on AIP measurements.

(5)
For the 2013-2015 LTIP, the corporate performance measure of LTIP Adjusted EBITDA did not meet the threshold level. As a result, there will not be a full payout for the 2013-2015 LTIP payouts for the NEOs. The time-based component of the 2013-2015 LTIP will not vest until May 2016. If the NEO is actively employed with the Company on May 25, 2016 they will receive a partial payout for the time-based component of the 2013-2015 LTIP.

(6)
For Fiscal 2015, these amounts include perquisites, tax equalization payments and other compensation for each NEO. The aggregate value of perquisites and benefits for Messrs. Galea and Penrice are less than the lesser of $50,000 or 10% of the NEO’s total annual salary for Fiscal 2015. The perquisite and other personal benefits which individually exceed 25% of the total perquisites and other personal benefits for Mr.Stranzl, Mr. Boire, Mr. Bird and Mr. Leshnjani are set out below:

B. Stranzl	2015:	Tax Equalization ($375,830)
R. Boire	2015:	Tax Equalization ($208,915)
E. Bird	2015:	Tax Equalization ($565,340)
K. Leshnjani	2015:	Perquisite Vehicle Cost ($42,804), and Officer LTD reimbursement ($22,003)

(7)	Brandon G. Stranzl is currently the Executive Chairman for Sears Canada Inc., a position he assumed effective July 2, 2015.
Ronald Boire is the former President and Chief Executive Officer of the Company. Mr. Boire resigned from the Company effective August 28, 2015.
E. J. Bird is the Executive Vice-President and Chief Financial Officer of the Company and assumed this position in June 2013, shortly after being appointed Interim Chief Financial Officer in March 2013.

Gail Galea is the Senior Vice-President, Home and Hardlines of the Company and assumed this position in January 2015.

Klaudio Leshnjani was the Executive Vice-President and Chief Operating Officer of the Company until his departure effective February 1, 2016.

Becky Penrice is the Senior Vice-President and Interim Chief Operating Officer and has held this role since February 2, 2016. Ms. Penrice was the Senior Vice-President, Human Resources and Information Technology at the Company from September 2015 to February 2016. Prior to this appointment Ms. Penrice was the Senior Vice-President, Human Resources at the Company from December 2013 to August 2015.

3.4    Pension Plans

The SRRP has two components: (i) a DB component for service up to and including June 30, 2008, which also includes a SRP and (ii) a DC component effective, July 1, 2008, which does not include a SRP.

3.4.1     Amendments to the Pension Plans

The Company amended the SRRP, effective July 1, 2008, by introducing the DC component. Contributions by the members towards the DB component were discontinued and the members will keep all pension benefits accrued up to and including June 30, 2008 in the existing DB component of the SRRP. After this date, compensation growth in future years will continue to be included in the calculation of the DB component of the pension, although no further service credit will be earned.

Under the DC component of the SRRP, members are able to contribute a percentage of their eligible earnings subject to statutory limits. Associates who became eligible to join the SRRP on and after July 1, 2008 have the option to enroll in the DC component of the SRRP, except where enrollment is mandatory due to provincial legislation. The Company’s contributions are determined based on the member contributions using a matching formula. Currently, the Company’s contributions are equal to a maximum of 3.5% of an associate's eligible earnings.

The plan design allows members to have control over their retirement savings through variable contribution levels and a range of investment options.

3.4.2    Entitlements under the SRRP and the SRP

One NEO participates in the DB component of the SRRP. Under the SRRP pension accrual formula, the annual pension payable at age 65 for the participating NEO is calculated as follows:

For Credited Years of Service after January 1, 1987

Years of credited service multiplied by 1% of “Pensionable Earnings” between 20% and 100% of the Canada Pension Plan/Quebec Pension Plan (CPP/QPP) covered earnings limit, plus 1.75% of “Pensionable Earnings” above the Canada Pension Plan/Quebec Pension Plan (CPP/QPP) limit.

“Pensionable Earnings” are the average annual remuneration in the best three consecutive years of the last ten years of employment.

Annual remuneration includes base salary and actual AIP bonus amount paid.

Registered DB plans, such as the SRRP, are subject to a maximum annual benefit under the Income Tax Act (Canada). In 2015, the maximum was $2,818.89 for each pensionable year of service. High income earning associates may be eligible for a pension from the SRP.

One NEO and other associates who are members of the DB component of the SRRP were entitled to receive, upon retirement, an additional pension from the unregistered SRP. The SRP provides a benefit based on the SRRP formula representing the difference between the pension determined in accordance with the SRRP and the maximum annual benefit under the Income Tax Act (Canada). In the past, pensions payable under the SRP were not funded or otherwise secured but simply paid through the general revenues of the Company. In October 2005, the Board authorized the Company to fund the actuarial liability corresponding with the SRP for all current retirees and other members of the SRP as they retire or otherwise become eligible for funding. Effective January 1, 2010, the funding method for all eligible associates who retire on or after January 1, 2010 changed to be funded on a pay-as-you-go basis from general revenues of the Company. Those who retired prior to January 1, 2010 will continue to receive SRP payments from an actuarial fund. The estimated SRP assets were $48.7 million as at December 31, 2015.

The form of pension is as follows:

(a)
for a member who has no spouse at the date of pension commencement, monthly installments for the member's lifetime, but if the member dies before receiving 120 monthly payments, the commuted value of the balance of such 120 monthly payments is paid to the member's beneficiary; and

(b)
for a member who has a spouse at the date of pension commencement, monthly installments for the greater of the member's lifetime and 120 months, and continuing thereafter, reduced by 33 1/3%, to the surviving spouse, if any, for the spouse's lifetime. The monthly amount is reduced so that the actuarial value of this pension is equal to the actuarial value of the pension in (a) above.

Under the DB component of the SRRP, normal retirement is the last day of the month in which a member turns age 65. Members may take early retirement at any time after reaching age 55. However, since the pension will be spread out over a longer period of time, depending on a member’s pensionable service, reductions may apply to the monthly pension. Service for this purpose includes any service that is not credited, as well as credited service.

On January 31, 2014, the Company announced a change in the indexing of the pension. Effective January 1, 2014 pensions to retirees are adjusted annually for inflation after age 65 by 0.5%. This change removes the link to the Consumer Price Index and the Company’s base pay adjustment to provide retirees with more predictable pension income.

The Company also announced two other changes on January 31, 2014 to the DB component of the SRRP. The first was a change effective March 1, 2014, which allows associates to elect to take the commuted value of their pension upon leaving the Company at any age prior to the legislated age to begin receiving a pension or the maximum age allowed under the terms of the Pension Benefit Act for the Province. Previously, the associate could elect to receive this commuted value until age 55, at which point it must be used to receive a pension benefit at a future date. The change gives associate more control over how they elect to receive their pension from the Company. The last was a change effective January 1, 2015 revising the calculation of early retirement reduction factors for associates who voluntarily leave the Company before age 55. For associates who are under age 55 and elect to leave the Company voluntarily, their pension benefits will be determined based on the actuarial calculation as if they had left at age 65. This removes the grow-in factor that some associates were benefiting from. Associates who are over age 55 as of January 1, 2015, or who leave the Company involuntarily, will not be impacted by this change.

Defined Benefit Component and the SRP

The following table provides a summary of the DB component obligations for the NEOs during Fiscal 2015.

Name	Number of years credited service	Annual Benefits Payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
B. Stranzl*	-	-	-	-	-	-	-
R. Boire *	-	-	-	-	-	-	-
E. Bird *	-	-	-	-	-	-	-
G. Galea *	-	-	-	-	-	-	-
K. Leshnjani	5.0	Nil	49,000	626,000	-26,000	-26,000	574,000
B. Penrice *	-	-	-	-	-	-	-
Notes:

*	There is no DB plan obligation for Mr. Stranzl, Mr. Boire, Mr. Bird, Ms. Galea and Ms. Penrice as they joined the Company after June 30, 2008.

(c1)	The immediate retirement pension benefit payable at January 31, 2016, as reduced for early retirement, if applicable. If the member is not eligible to retire, it is nil.

(c2)	This amount represents the pension benefit payable at age 65.

(d)	The total SRP and SRRP obligations at February 1, 2015 using assumptions applicable for year-end disclosure at that date.

(e)	Compensatory change refers to a change in the pension benefit obligation resulting from a change in the participant's compensation plus the change in benefit obligation as a result of amendments.

(f)
Non-compensatory change refers to a change in the pension benefit obligation that is not related to the associates compensation, including changes resulting from other factors such as changes in assumptions, changes to discount rate at year end and interest cost and other gains/losses as a result of specific circumstances.

(g)	The total SRP and SRRP obligations at January 31, 2016 using assumptions expected to be applicable for year-end disclosure at that date.

Defined Contribution Component

The following table provides a summary of the DC component value for the NEOs during Fiscal 2015.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value at year end ($)
B. Stranzl	Nil	Nil	Nil
R. Boire	33,109	4,747	47,651
E. Bird	Nil	Nil	Nil
G. Galea	Nil	9,796	28,469
K. Leshnjani	237,224	8,457	263,040
B. Penrice	3,539	8,603	28,426

(1)	Compensatory change refers to the component of the pension benefit value that is based on the associate's compensation and includes employer contributions.

3.5	Termination and Change of Control Benefits

The following NEOs have entered into employment contracts, plans or arrangements which provide for incremental payments in connection with a termination of employment from the Company.

BRANDON G. STRANZL
Executive Chairman

The termination provisions of the Stranzl Employment Agreement provide for Mr. Stranzl to receive twelve (12) months of base salary if his termination is prior to March 1, 2016 and eighteen (18) months of base salary if his termination is after March 1, 2016, in the event of Mr. Stranzl's termination from the Company on a without cause basis or if Mr. Stranzl is terminated from the Company due to death or if he is unable to perform substantially all of his employment related duties for a period of more than either three (3) consecutive months or six (6) months during any twelve (12) month period), or if Mr. Stranzl leaves the Company with Good Reason (“Good Reason” meaning any of the following: (i) a reduction of more than 10% in Mr. Stranzl's base salary and target AIP incentive opportunity; (ii) Mr. Stranzl's removal from the Board; (iii) the failure of the Company to pay any undisputed amount due under the Stranzl Agreement; (iv) a diminution of Mr. Stranzl's title, duties, status or responsibilities or his reporting relationship; (v) any other action or inaction that constitutes a material breach of the terms of the Stranzl Employment Agreement; (vi) a failure of a successor company to assume or fulfill the obligations under the Stranzl Employment Agreement, pending the lapse of the 30 day "cure period" following Mr. Stranzl providing 30 days written notice of Good Reason. Mr. Stranzl will continue his participation in the Sears group benefit plans for twelve (12) months following the date of his termination if his employment is terminated prior to March 1, 2016 or for eighteen (18) months following the date of his termination if his employment is terminated on or after March 1, 2016 (the "Severance Period").

In addition, if the Company terminates Mr. Stranzl's employment without cause, due to death or not being able to perform substantially all of his employment duties or if Mr. Stranzl terminates for Good Reason, he will be provided with a pro-rata payment in respect of each outstanding award under the LTIP; pro-rated from the beginning of the applicable performance cycle to the end of the Severance Period, provided that (i) the Company meets the targets established for a payout under the LTIP at the date of termination and (ii) the Company meets the targets established for a payout under the LTIP at the end of the applicable cycle. Such payment(s) shall be made within ninety (90) days of the end of the applicable fiscal year. Mr. Stranzl will also be provided with Annual Incentive payments pro-rated to the end of the Severance Period, provided that the corporate threshold has been met for a payout. Such Annual Incentive payments will be paid at the achievement level based on the actual results for the Company and shall be paid within ninety (90) days following Mr. Stranzl's date of termination.

If the Company terminates Mr. Stranzl's employment without cause, due to death or not being able to perform substantially all of his employment duties or if Mr. Stranzl terminates for Good Reason, Mr. Stranzl will be provided with pro-rata vesting of any outstanding RSUs to the end of the Severance Period. Such RSUs shall be paid within ninety (90) days following Mr. Stranzl's date of termination.

RONALD D. BOIRE
Former President and Chief Executive Officer (until August 2015)

Mr. Boire announced his resignation from the Company on July 2, 2015, with such resignation taking effect on August 28, 2015. No other incremental payments were made or are payable to Mr. Boire as a result of his resignation.

E.J. BIRD
Executive Vice-President and Chief Financial Officer

The termination provisions of Mr. Bird’s employment agreement specify that in the event the Company terminates Mr. Bird’s employment on a without just cause basis, Mr. Bird will be provided with the greater of:

(i)twelve (12) months of notice (or base pay in lieu of notice or a combination thereof), or
(ii)two (2) weeks of notice (or base pay in lieu of notice or a combination thereof) for each completed year of service, to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Bird may be entitled in accordance with the applicable employment standards legislation).

If the Company terminates Mr. Bird’s employment without cause, Mr. Bird would be provided with a pro-rated amount for the AIP in the year of termination (pro-rated to the date of termination), only if there is a payout by the Company, and the full amount of the AIP for the prior year to the extent earned and not previously paid, either or both payments being payable at the time the payments are scheduled to be paid to others.

Under the Special LTIP, Mr. Bird’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled;

or if the Share Trigger Price is achieved within ninety days after such termination, death or disability. In the event of a Change of Control of the Company, as defined in the Special LTIP, if the Share Trigger Price has been achieved, the cash award will become immediately vested.

In the absence of cause, Mr. Bird would be entitled to continue in the Company’s benefits plan and pension plan following his termination in accordance with the applicable employment standards legislation.

GAIL GALEA
Senior Vice-President, Home and Hardlines

The termination provisions of Ms. Galea's employment agreement specify that in the event the Company terminates Ms. Galea's employment without cause, Ms. Galea will be provided with the greater of:

(i)	twelve (12) months of base pay and benefits; or

(ii)
two (2) weeks notice or base pay in lieu of notice, plus flexible benefits, for each completed year of service, to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Ms. Galea may be entitled in accordance with the applicable employment standards legislation).

If the Company terminates Ms. Galea's employment without cause, Ms. Galea would be entitled to continue in the Company’s pension plan during the severance period.

KLAUDIO LESHNJANI
Executive Vice-President and Chief Operating Officer

The termination provisions of Mr. Leshnjani’s employment agreement specify that in the event the Company terminates Mr. Leshnjani’s employment without cause, Mr. Leshnjani will be provided with the greater of (the "Leshnjani Severance Period"):

(i)	twelve (12) months of base pay; or

(ii)	such base pay in lieu of notice and severance pay, under the applicable employment standards legislation, as may be amended; or

(iii)	two (2) weeks base pay for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr.

Leshnjani may be entitled in accordance with the applicable employment standards legislation).

Under the Special LTIP, Mr. Leshnjani’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled;

or if the Share Trigger Price is achieved within ninety days after such termination. In the event of a Change of Control of the Company, as defined in the Special LTIP, if the Share Trigger Price has been achieved, the cash award will become immediately vested.

If the Company terminates Mr. Leshnjani’s employment without cause, Mr. Leshnjani would be entitled to continue in the Company’s benefits plan (inclusive of perquisites) during the Leshnjani Severance Period.

BECKY PENRICE
Senior Vice-President, Human Resources and Information Technology

The termination provisions of Ms. Penrice's employment agreement specify that in the event the Company terminates Ms. Penrice's employment on a without cause basis, Ms. Penrice will be provided with the greater of:

(i)	twelve (12) months of base pay (which shall be made by way of a lump sum payment or salary continuance, whatever she selects) and health benefits; or

(ii)	such notice of termination (or base pay in lieu of notice) and severance pay, if applicable, under the applicable employment standards legislation; or

(iii)
two (2) weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service, to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Ms. Penrice may be entitled in accordance with the applicable employment standards legislation).

If the Company terminates Ms. Penrice's employment without cause, Ms. Penrice would be entitled to continue in the Company’s pension plan during the severance period.

The following chart outlines potential incremental payments to NEOs if their employment were terminated on the last business day of Fiscal 2015, being January 30, 2016. An explanation of the agreements, plans or arrangements that provide for these payments is described above.

NEO	Compensation Element	Triggering Event: Termination without Just Cause	Triggering Event: Termination with Good Reason	Triggering Event: Death or Disability
Brandon G. Stranzl	Base Salary (1)	$1,689,600	$1,689,600	$1,689,600
	AIP	Nil	Nil	Nil
	LTIP	Nil	Nil	Nil
	RSU (3)	$826,391	$826,391	$826,391
	Pension and Benefits Plan Payments and Accruals (5)	$26,187	$26,187	$26,187
	Total	$2,542,178	$2,542,178	$2,542,178
E.J. Bird	Base Salary (1)	$985,600	-	-
	AIP (Fiscal 2014)	-	-	-
	AIP (Fiscal 2015)	-	-	-
	Special LTIP (2)	$2,750,000	-	$2,750,000
	Pension and Benefits Plan Payments and Accruals (5)	$5,742	-	-
	Total	$3,741,343	-	$2,750,000
Gail Galea	Base Salary (1)	$450,000	-	-
	AIP	-	-	-
	LTIP	-	-	-
	Pension and Benefit Plan Payments and Accruals (4)	$12,040	-	-
	Total	$462,040	-	-
Klaudio Leshnjani	Base Salary (1)	$600,000	-	-
	AIP	-	-	-
	Special LTIP (2)	$2,750,000	-	$2,750,000
	Pension and Benefit Plan Payments and Accruals (6)	$98,912	-	-
	Total	$3,448,912	-	$2,750,000
Becky Penrice	Base Salary (1)	$450,000	-	-
	AIP	-	-	-
	LTIP	-	-	-
	Pension and Benefit Plan Payments and Accruals (4)	$12,040	-	-
	Total	$462,040	-	-

Notes:

The Company cannot accurately determine the actual incremental payments that would be made to the NEO, however the Company has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2015. The Company would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Company has assumed that the triggering event occurred on the last business day of Fiscal 2015, being January 30, 2016.

(1)
This amount is based on base salary in effect as of the last day of Fiscal 2015 converted to Canadian Dollars using the Bank of Canada exchange rate of 1.4080 as of January 29, 2016 being the last trading day of Fiscal 2015.

(2)	Incentive payment is based on the Share Trigger Price and SCC stock price crystalized as of January 29, 2016 being $21.00.

(3)
This amount represents the pro-rata RSU award value based on the SCC stock price as of January 29, 2016 being $3.50. The pro-rata RSU award is based on 1/3 of the award vesting on September 1, 2016 plus an additional five (5) out of 12 months multiplied by 1/3 of the award value between September 1, 2016 and January 29, 2017 representing the Stranzl Severance Period.

(4)
This amount represents the cost to the Company for continued participation in the Company’s benefit and pension plans, based on his/her coverage in effect as of the last day of Fiscal 2015, for a period of twelve (12) months based on the termination provisions of his/her employment agreement.

(5)
This amount represents the cost to the Company for continued participation in the Company’s benefit, perquisite and pension plans, based on Mr. Bird's coverage in effect as of the last day of Fiscal 2015, for a period of four (4) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

(6)
This amount represents the cost to the Company for continued participation in the Company’s benefit, perquisite and pension plans, based on Mr. Leshnjani’s coverage in effect as of the last day of Fiscal 2015, for a period of twelve (12) months, based on the termination provisions of his employment agreement.

3.6	Performance Graph

The following graph compares the cumulative total shareholder return on the Shares of the Company over the last five (5) fiscal years with the cumulative total shareholder return of the S&P/TSX Composite Index over the same period, based on an investment of $100.00. In each case, the total shareholder return shown in the graph includes the reinvestment of all dividends paid.

Five-Year Cumulative Total Return

$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	Fiscal 2010 (Jan. 11)	Fiscal 2011 (Jan. 12)	Fiscal 2012 (Feb. 13)	Fiscal 2013 (Feb. 14)	Fiscal 2014 (Jan. 15)	Fiscal 2015 (Jan. 16)
SEARS CANADA INC	$100.00	$59.10	$52.77	$99.48	$91.06	$47.06
S&P/TSX COMPOSITE INDEX	$100.00	$95.21	$100.50	$111.20	$122.60	$110.47

The indicator used by the Company to measure its performance is EBITDA. The Company’s compensation philosophy is intended to establish a relationship between executive compensation and corporate results. The total NEO compensation increased during the 2013 fiscal year corresponding to an improvement in the Company’s total shareholder return (“TSR”) value. Similarly, the NEO compensation decreased during the 2011 and 2012 fiscal years corresponding with the downward trend of the Company’s TSR value. During Fiscal 2014, the total NEO compensation remained relatively constant corresponding to a slight decrease in the Company's TSR value. During Fiscal 2015, the total NEO compensation remained relatively constant as the Company's TSR value saw a decrease. The Company’s TSR value graphed above reflects one extraordinary cash dividend, of $1.00 per Share, paid to Shareholders during Fiscal 2012, and one extraordinary cash dividend, of $5.00 per Share, paid to Shareholders during Fiscal 2013.

3.7	Director Compensation

The Company’s director compensation philosophy is principled on taking a non-risk based approach in order to encourage suitable governance through unbiased decision-making. Director’s compensation is reviewed by the Governance Committee generally every two to three years. The most recent review of director compensation was performed during the 2015 fiscal year and resulted in an increase in the retainers for the Chairman and each director.

The Governance Committee may, if appropriate and timely, engage an independent consulting firm to conduct a comprehensive survey of prevailing market trends and practices in director compensation and obtain a report on its findings and recommendations. The Governance Committee may then evaluate the report received and make appropriate recommendations to the Board with respect to the compensation of the directors based on the findings and recommendations of such report. Management of the Company may also assist the Governance Committee in determining market trends and practices with respect to director compensation.

3.7.1    Compensation Earned

For Fiscal 2015, the director compensation policy provided for director compensation to be based on the following categories:

Director Compensation Category	Compensation
Chairman of the Board Retainer	$300,000
Vice Chairman of the Board Retainer	$200,000
Annual Retainer	$125,000
Committee Retainer	$5,000
Chair Retainer (HRCC, Governance Committee, Investment Committee)	$10,000
Chair Retainer (Audit Committee)	$15,000
Lead Director Retainer	$35,000
Meeting Fee	$1,500
Travel Fee	$2,000 (1)
Administration Expense Allowance	$500

(1)	Directors receive a travel fee of $2,000 when attending an annual or special meeting of shareholders, board or committee meetings, which requires air travel.

3.7.2    Director Compensation Table

The following table provides a summary of compensation paid to the directors of the Company in Fiscal 2015.

Name	Fees earned (1) ($)	All other compensation (2) ($)	Total ($)
William C. Crowley(3)	83,714	-	83,714
William R. Harker(3)	74,400	-	74,400
R. Raja Khanna	206,187	2,238	208,425
James McBurney(3)	41,649	1,123	42,772
Deborah E. Rosati	180,739	524	181,263
Anand Samuel	123,643	-	123,643
Graham Savage	118,075	-	118,075
S. Jeffrey Stollenwerck	151,739	2,853	154,592
Brandon G. Stranzl(4)	79,953	2,826	82,779

Notes:

(1)
Includes all fees earned and paid in cash to the directors of the Company, including the annual retainers for Board Committee, and Chair, meeting fees, travel fees, and annual administration allowance, as well as an additional fee paid to the Chairman of the Board, the Vice-Chairman of the Board and the Lead Director.

(2)	Includes payment for expenses, such as airfare, accommodation and transportation, incurred by the director in order to attend a Shareholder, Board or Committee meeting.

(3)	William C. Crowley, William R. Harker and James McBurney did not stand for re-election at the Annual Meeting of Shareholders of the Company held on April 23, 2015.

(4)	Fees paid prior to Mr. Stranzl's appointment as Executive Chairman effective July 2, 2015.

3.7.3    Equity-Based Compensation Programs

(a)     Directors’ Share Purchase Plan

A Directors' Share Purchase Plan (the "Share Purchase Plan") was established in 1995 to link a portion of the compensation paid to the Independent Directors with the performance of the Company and the return to Shareholders. Since the last grant in 2005, the Company discontinued the granting of Shares under the Share Purchase Plan.

(b)    Stock Option Plan for Directors

In 1998, the Company established the Stock Option Plan for directors of Sears Canada Inc. (the “Stock Option Plan for Directors”) to provide for the grant of stock options and share appreciation rights ("SAR") to the Independent Directors. Following the last grant in 2003, the Company discontinued the granting of stock options to the Independent Directors. There are currently no vested or unvested stock options outstanding pursuant to the Stock Option Plan for Directors.

Aggregated Option/SARs Exercises During Fiscal 2015
for Independent Directors

The following table sets forth the number of Shares issued and issuable under the Stock Option Plan for Directors for Fiscal 2015.

Stock Option Plan for Directors (for the year ended January 30, 2016)	# of Shares	% of outstanding capital
Shares issued under Plan	0	0.00%
Shares issuable under Plan	250,000	0.24%
Shares issuable under grants made	0	0.00%

The Directors do not hold any stock options.

4.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, to the knowledge of the Company, no director or executive officer of the Company, any Proposed Director, ESL, Sears Holdings, Fairholme or any of their respective associates or affiliates, has or had any material interest, directly or indirectly, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year that has materially affected or will materially affect Sears Canada or any of its subsidiaries.

In October 2014, Sears Holdings announced the commencement of a rights offering for 40,000,000 Shares of the Company (the “Rights Offering”). Each holder of Sears Holdings’ common stock received one subscription right for each share of Sears Holdings’ common stock held as of the close of business on October 16, 2014. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s Shares being sold by Sears Holdings in the rights offering at a price of $10.60 per share. In connection with the Rights Offering, the Company listed its Shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014. ESL exercised its pro rata portion of the rights in full prior to November 1, 2014. The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the SEDAR website at sedar.com, and on the SEC website at sec.gov.

In connection with the rights offering announced by Sears Holdings, the Company and Sears Holdings agreed to extend the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply for so long as Sears Holdings continues to own at least 10% of the voting shares of the Company (the previous agreement was void if Sears Holdings’ ownership fell below 25% and the Company will have the continued right to use the trademarks on a royalty-free basis in the event of termination for 5 years (previously 3 years)). If, prior to the completion of the five year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the agreement for a further transition period not to exceed four years, at a below market rate.

Directors and executive officers are required to disclose to the Company any interest he or she has in a material contract or material transaction with the Company and complete related party questionnaires on an annual basis. In addition, directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest.

5.    CORPORATE GOVERNANCE

5.1        Overview

The Board believes that strong corporate governance practices are essential to the success of the Company, effective corporate performance and the best interests of Shareholders. The Governance Committee oversees corporate governance, on behalf of the Board, including the methods and processes for evaluating Board effectiveness and performance. The Governance Committee is responsible for reviewing the corporate governance guidelines, policies and requirements adopted from time to time by applicable securities regulatory authorities, and guiding the Company in its approach and practices with respect to such matters.

5.2    Board of Directors

5.2.1    Composition

The size of the Board has been fixed at seven. Three of the current seven directors, namely, R. Raja Khanna, Deborah E. Rosati and Graham Savage are Independent Directors while the other four namely, Carrie

Kirkman, Anand A. Samuel, S. Jeffrey Stollenwerck and Brandon G. Stranzl are Non-Independent Directors. Anand A. Samuel and S. Jeffrey Stollenwerck are considered to be Non-Independent Directors as a result of their relationship with ESL, Sears Holdings and its affiliated entities. Carrie Kirkman and Brandon G. Stranzl are considered to be Non-Independent Directors as a result of their executive position with the Company.

The Board takes various measures to facilitate the exercise of independent judgment by its directors in carrying out their responsibilities, including:

•	The holding of an in camera session following each Board and Committee meeting without management present;

•	The holding of separate meetings of Independent Directors after each regularly scheduled Board and Committee meeting;

•	The appointment of a Lead Director (see Section 5.2.2 – “Chairman of the Board and Lead Director”);

•	Engaging in frequent discussions with the management of the Company; and

•	Retaining external advisors.

5.2.2    Chairman of the Board and Lead Director

In view of the fact that Brandon G. Stranzl, Chairman of the Board is a Non-Independent Director, the Board has appointed R. Raja Khanna, an Independent Director, to serve as the Lead Director of the Board. The Lead Director serves to provide the Board with an independent perspective pertaining to its oversight activities and enhances the Company’s ability to identify and resolve conflicts of interest. In addition, the Lead Director acts as a liaison between the Chairman and the Independent Directors on sensitive issues and collaborates with the Chairman to provide guidance so as to ensure the Board successfully carries out its duties.

5.2.3    Meetings of the Independent Directors

Independent Directors meet separately at each regularly scheduled Board or Committee meeting, following an in camera session in which the directors meet without the presence of management. The Independent Directors are also encouraged to meet from time to time as may be necessary. The Board encourages the Independent Directors to engage in open and candid discussion as they see fit.

5.2.4    Attendance at Board and Committee Meetings

The Board has five regularly scheduled meetings each year. Additional meetings of the Board are held as required. Eleven meetings of the Board were held in Fiscal 2015. The Company does not have an executive committee of its Board. The number of meetings held by the Committees of the Board in Fiscal 2015 is set out below:

Board Committee	Meetings held in Fiscal 2015
Audit Committee	5
Governance Committee	2
HRCC	3
Investment Committee	3

Directors are expected to maintain a 100% attendance record with respect to all Board and Committee meetings. If a director’s attendance falls below 75% for either Board or Committee meetings, the director’s attendance record will be reviewed by the Governance Committee. For more detail on the attendance record of the Proposed Directors, refer to Section 2.2.2 – “Background Information on Proposed Directors”.

5.3    Director Term Limits

The Company’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

5.4        Representation of Women on the Board

Although the Company has no formal policy or target on the representation of women on the Board, the Governance Committee takes into account the diversity of candidates when filling Board vacancies. The Company does not believe that quotas or strict rules set forth in a formal policy necessarily result in the identification or selection of the most qualified candidates. In assessing the appropriateness of candidates for Board positions, the Governance Committee focuses on the skills required for success and to enhance Board performance and considers gender diversity as an important quality in the overall assessment process. The level of female representation on the Board is one of many factors considered.

Currently, the Board includes two female directors, Carrie Kirkman and Deborah E. Rosati . The percentage of female representation on the Board is 29%.

5.5    Representation of Women in Executive Officer Positions

The Company is focused on hiring and retaining top talent and takes into account the diversity of applicants when filling executive level roles.

The Company does not have a formal policy or target on the representation of females in executive positions as the Company does not believe that quotas or strict rules set forth in a formal policy necessarily result in the identification or selection of the most qualified candidates. The Company focuses on the merit and performance of candidates and considers gender diversity as an important quality in the overall assessment process. The level of female representation in executive officer positions is one of many factors considered.

Currently, women comprise 31% of the Company's leadership team, with 10 females holding positions at the Vice-President level or above. There is also a large number of women who have been rated as high potential at the Company.

5.6        Board Mandate

The mandate of the Board is to oversee the business and affairs of the Company and provide guidance and direction to the management of the Company in order to attain corporate objectives and maximize shareholder value. The full text of the mandate of the Board can be found at Appendix “B”.

5.7     Position Descriptions

Written position descriptions for the chair of each Board Committee have been developed and are set out in the charters of each Committee. In addition, position descriptions have been developed for the Chairman of the Board and the Chief Executive Officer and are set out in the mandate of the Chairman of the Board and the mandate of the Chief Executive Officer, respectively, which are available on sears.ca.

5.8        Orientation and Continuing Education

Management provides an orientation and ongoing education program for directors during which information regarding the role of the Board, its Committees and directors is provided. The directors receive updates, including articles and publications of interest, on emerging trends in business and corporate governance. The Company periodically reviews its orientation and education program to enhance its currency and effectiveness. On an annual basis, the Company hosts a special session with the directors to have an in-depth discussion regarding the Company’s strategic plan. The most recent strategic session was held in September 2015, which included a review of the Company’s business improvement strategy within its various business channels. Regular updates are provided to the directors on the operation of the Company and its strategic business plan in addition to industry-related information on business developments and the competitive landscape.

5.9        Ethical Business Conduct

Honesty and integrity are essential to good corporate governance and, to that end, the Company has adopted a Code of Business Conduct (the “Code of Conduct”) and the Code of Conduct for the Board of Directors of the Company (“Directors Code of Conduct”).

The Code of Conduct applies to every executive officer and employee. It provides guidelines and sets out expectations regarding interactions with customers, investors, governmental authorities and suppliers of merchandise and services, and among employees. The Code of Conduct also sets out the ethical values and standards of behaviour that apply to all of the Company’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records, and compliance with the laws of all jurisdictions in which the Company conducts business.

Management reports regularly to the Audit Committee on compliance with the Code of Conduct. Executive officers and employees are required to acknowledge annually, in writing, their understanding of, and compliance with, the Code of Conduct.

The directors are expected to abide by the Director Code of Conduct, which sets forth the general expectations of the Company for its Board of Directors, and describes standards of ethical behavior that each director is expected to uphold. In addition to the Director Code of Conduct, a culture of ethical business conduct among directors is promoted by the mandate of the Board. The mandate of the Board requires that directors observe two standards of conduct: a fiduciary standard which requires directors to act honestly and in good faith with a view to the best interests of the Company, and a performance related standard which requires directors to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The mandate of the Board also requires that the Board satisfy itself that the Executive Chairman and other senior management personally exhibit and create a culture of integrity throughout the Company. The full text of the mandate of the Board can be found at Appendix “B”. The CBCA establishes similar standards of conduct for directors.

As required under the CBCA, directors and executive officers are also required to disclose to the Company any interest that he or she has in a material contract or a material transaction, or by requesting to have it entered into the minutes of meetings of directors in writing. A director in a conflict of interest may not, subject to certain exceptions under the CBCA, vote on a matter in respect of which a director has an interest. It is the Board’s practice that directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest. In addition, the mandate of the Lead Director requires the Lead Director to review conflict of interest issues with respect to the Board as they arise.

The Company’s Disclosure, Confidentiality and Insider Trading Policy is also applicable to directors, executive officers and employees. See Section 5.10 – “Disclosure, Confidentiality and Insider Trading Policy”.

The Company has established the Sears Canada Ethics Hotline which provides a confidential and anonymous communication channel for employees and other stakeholders to report suspected breaches of the Code of Conduct, Director Code of Conduct, concerns regarding business ethics related to the Company, and accounting, internal accounting controls, and auditing matters.

The Code of Conduct, Director Code of Conduct, mandate of the Board, mandate of the Lead Director and information pertaining to the Sears Canada Ethics Hotline can be found on the Company’s website at sears.ca or by contacting the Company’s Corporate Communications Department at (416) 941-4428.

5.10    Disclosure, Confidentiality and Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy (the "Disclosure Policy") which reflects its commitment to providing timely and accurate disclosure of corporate information to the capital markets, including its Shareholders, and to the general public. The Disclosure Policy provides direction and guidance to directors, executive officers and employees regarding confidentiality and disclosure of corporate information, insider trading obligations and sanctions for non-compliance. The Disclosure Policy requires prompt general disclosure of any material information. It also sets out the procedures to be followed in communicating with investors, analysts and the media. A Disclosure Policy committee, comprised of senior management representatives, which meets on an ad hoc basis, has been established by the Company to administer the Disclosure Policy.

5.11	Board Committees

The Board has four Committees: the Audit Committee, the HRCC, the Governance Committee and the Investment Committee. Each Committee has a written charter and has the authority to engage, independent from management and at the expense of the Company, external advisors, including legal counsel and other expert advisors, as it deems appropriate, to assist it in the performance of its duties. The members of each Committee are designated in the table set out under Section 2.2.2 – “Background Information on Proposed Directors”.

For a discussion regarding the assessment of the Board, its Committees and each director, see Section 5.11.3 – “Governance Committee”.

5.11.1    Audit Committee

As of the date hereof, the Audit Committee is comprised of three Independent Directors, all of whom are financially literate. The purpose of the Audit Committee is to assist the Board in its oversight of:

•	The integrity of the Company’s financial reporting;

•	The independence, qualifications, appointment and performance of the Company’s external auditors;

•	The mandate and performance of the Company’s outsourced internal audit group;

•	The operation of the Sears Canada Ethics Hotline; and

•	Management's responsibility for reporting on internal controls.

The Audit Committee meets approximately five times a year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Audit Committee also meets in camera with its external auditors and the Independent Directors also meet separately after each regularly scheduled meeting.

For more information on the background of the Audit Committee members and their duties and responsibilities, refer to Section 13 – “Audit Committee Information” of the Company’s 2016 Annual Information Form (“AIF”) and the Audit Committee Charter attached as Appendix “A” to the AIF, which is available on SEDAR at sedar.com and the SEC website at sec.gov.

5.11.2    Human Resources and Compensation Committee

As of the date hereof, the membership of the HRCC is comprised of three Independent Directors, being R. Raja Khanna, Deborah E. Rosati and Graham Savage and one Non-Independent Director, being Brandon G. Stranzl. Brandon G. Stranzl does not participate in activities related to his performance and compensation.

The Board believes that the composition of the HRCC reflects a high level of “compensation” literacy. Each member brings their own individual expertise to the Committee, including financial, human resources, investment and retail knowledge, and is able to utilize that knowledge to assess and implement the compensation policies and practices of the Company.

The Board delegates the responsibility of determining the compensation of the officers to the HRCC. To ensure that an objective process is established and followed for determining executive compensation, the HRCC (i) engages independent external advisors, when necessary, and (ii) considers market-competitive and industry-specific compensation practices.

The purpose of the HRCC is to assist the Board in its oversight responsibilities relating to:

•
The development of the Company’s overall human resources strategy for fair and competitive compensation of all Officers, Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents of the Company (the “Senior Leadership Team”) in support of the achievement of the Company’s business strategy, as well as the development of other significant compensation programs for the benefit of all employees;

•	Reporting to Shareholders on executive compensation in the Company’s public disclosure documents;

•	The development of the Executive Chairman's goals and objectives and the evaluation of his or her performance against these goals; and

•	The succession plan for, and the compensation of, the Senior Leadership Team.

The responsibilities of the HRCC include the following:

•
Approve the Company’s executive compensation and human resources strategy to ensure it is aligned with the goals and objectives of the Company, assess the competitiveness and appropriateness of the Company’s policies and internal equity relating to the Senior Leadership Team’s compensation and assess whether the Company’s compensation programs provide an appropriate balance of risk and reward in relation to the Company’s overall business strategy;

•
Review and approve, at least annually, the design of the Company’s executive compensation policies and practices, the Senior Leadership Team base salaries, based on market competitiveness and level of responsibility to the Company, and all associate-related annual and long-term incentive plans together with performance targets in support of the Company’s business strategy, achievement of performance goals at the end of each plan cycle, and any payments pursuant to such annual and long-term incentive plans to the Senior Leadership Team and, in summary form, to other eligible plan participants;

•	Review and approve any proposed major changes to the Company’s benefit plans, including retirement plans and other associate programs;

•
Review, at least annually, all compensation of the Senior Leadership Team, as well as from any third party with which the Company has an arrangement involving the compensation of an Executive Vice-President or Senior Vice-President;

•	Establish performance targets and corporate goals and objectives relevant to the Executive Chairman's compensation and evaluate the Executive Chairman's performance in light of such targets;

•	Determine and recommend annually the Executive Chairman's compensation based on the HRCC’s evaluation of the Executive Chairman’s performance;

•
Consider and recommend for approval by the Board, any employment agreements relating to the Executive Chairman and approve any employment agreements relating to Executive Vice-Presidents and Senior Vice-Presidents who are Officers of the Company, and report its conclusions to the Board;

•	Make recommendations on the proposed appointment of Executive Vice-Presidents and Senior Vice-Presidents to become Officers of the Company;

•	Review the annual performance assessments and succession plans for the Officers and the direct reports to the Executive Chairman;

•	Review the executive organizational structure and succession plans for the Senior Leadership Team; and

•	Review and approve the Committee’s executive compensation report in the annual management proxy circular.

The HRCC considers the implications of risks including reviewing program design and financial liability of all existing plans at least annually. The HRCC also approves the introduction of all new annual plans and proposed design changes, as recommended by the Company, after assessing the risk and financial liability of each program to the Company and the competitive position in the market. Decisions are approved on the basis of pay-for-performance without exposing the Company to inappropriate risk. Where such potential exists to influence the behaviour of an NEO, appropriate action is taken to discourage such behaviour.

The HRCC meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management other than the Executive Chairman. The Independent Directors on the HRCC also meet separately after each regularly scheduled meeting.

5.11.3    Governance Committee

As of the date hereof, the Governance Committee is comprised of three Independent Directors, being R. Raja Khanna, Deborah E. Rosati and Graham Savage.

The purpose of the Governance Committee is to assist the Board to:

•	Develop, implement and oversee compliance with the Board’s corporate governance policies, practices and procedures;

•	Identify candidates to be nominated for election or appointment to the Board;

•	Determine the compensation of the directors, who are not also employees of the Company, for their service to the Board and its committees; and

•	Assess the performance and effectiveness of the Board and its Committees.

The responsibilities of the Governance Committee include the following:

•	Review the size and composition of the Board;

•	Develop a policy setting out the appropriate criteria for the selection of directors;

•	Identify, consider and recommend qualified candidates to be nominated for election or appointment to the Board;

•	If appropriate, engage an independent consulting firm to assist in identifying qualified candidates;

•	Review directors’ compensation and recommend appropriate changes;

•
Conduct a board effectiveness survey, which also includes a director evaluation component and director peer review to evaluate the performance and effectiveness of the Board and the Chairman of the Board, the Board’s Committees and their respective chairs and each director by way of peer review;

•	Review the adequacy of the orientation and education program for new directors and the ongoing educational presentations to incumbent directors;

•	Review the corporate governance statements in the Company’s management proxy circular; and

•	Assess Shareholder proposals and make appropriate recommendations to the Board with respect thereto.

In connection with its responsibility for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors, the Governance Committee has developed a policy which sets out the appropriate criteria for the selection of directors (the “Director Selection Policy”). Pursuant to the Director Selection Policy, when there is a vacancy on the Board, the Chair of the Governance Committee, in consultation with other Governance Committee members, prepares a skills profile for that position consistent with the selection criteria contained in the Director Selection Policy. As well, the Governance Committee requires that prospective nominees fully understand the role of the Board and its committees, and the contribution that individual directors are expected to make including, in particular, the commitment of time and energy.

In pursuance of its responsibility regarding assessments of Board effectiveness, the Governance Committee conducts a board effectiveness survey and director peer review survey (the “Surveys”) every two years. The Surveys are prepared by the Company and administered by the legal department. The Company may obtain assistance from external advisors with respect to the preparation of the Surveys, as necessary. The results are reported and reviewed by the Chair of the Governance Committee who reports the results to the Board for discussion. The last Board effectiveness survey was conducted in Fiscal 2014.

The Governance Committee meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management.

5.11.4    Investment Committee

As of the date hereof, the membership of the Investment Committee of the Board is comprised of three Non-Independent Directors, being Anand A. Samuel, Jeffrey Stollenwerck and Brandon G. Stranzl and one member who is an executive officer of the Company, being E. J. Bird.

The purpose of the Investment Committee is to assist the Board in its oversight responsibilities relating to the investment of the funds established pursuant to the Company’s pension and benefit plans. The Investment Committee is responsible for the establishment of strategy and policies and for the selection and appointment of external investment managers.

The Investment Committee meets at least four times per year and holds an in camera session after each regularly scheduled meeting without the presence of management, other than the Executive Chairman.

5.12     Directors’ and Officers’ Liability Insurance

The Company has entered into an indemnification agreement with each of the directors and officers of the Company. The Company maintains a directors’ and officers’ liability insurance policy for the directors and officers of the Company. The policy applies where the Company is not able to indemnify its directors and/or officers. Pursuant to the policy, the Company is required to indemnify its directors and officers to the fullest extent permitted by law. The coverage limit is U.S. $35 million. There is no deductible for this coverage.

6.    ADDITIONAL INFORMATION

Financial information about the Company is contained in its 2015 Annual Financial Statements and Management’s Discussion and Analysis for Fiscal 2015. Copies of these documents, the Circular, the Annual Information Form dated March 17, 2016 and additional information relating to the Company are available on SEDAR at sedar.com and the SEC website at sec.gov, or may be obtained upon request from the Office of the Secretary at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 (fax: (416) 941-2321 or by telephone at (416) 941-4428), without charge to the Shareholders.

7.	DIRECTORS' APPROVAL

The contents and the sending of the Circular have been approved by the Board of the Company.

Toronto, Ontario March 17, 2016	Franco Perugini General Counsel and Corporate Secretary

APPENDIX "A"
Omnibus Equity Incentive Plan
The Company established an omnibus equity incentive plan (the “Omnibus Plan”) effective as of September 22, 2015 which permits the grant of options to acquire Common Shares (“Options”), tandem share appreciation rights (“SARs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The material features of the Omnibus Plan are summarized below.
Administration
The Omnibus Plan is administered by the Human Resources and Compensation Committee of the Board (the “HRCC”). The HRCC determines which officers and employees of the Company or its designated affiliates are eligible to receive awards under the Omnibus Plan. In addition, the HRCC administers and interprets the Omnibus Plan and may adopt, amend or rescind any administrative rules, regulations, procedures and guidelines relating to the Omnibus Plan or any awards granted under the Omnibus Plan, as it deems appropriate.
Eligibility
All employees of the Company or its designated affiliates are eligible to participate in the Omnibus Plan. Non-employee directors are not eligible to participate in the Omnibus Plan.
Common Shares Subject to the Omnibus Plan and Participation Limits
The Omnibus Plan provides that the number of Common Shares available for issuance upon the exercise of Options or SARs or the settlement of RSUs or PSUs cannot exceed 8,000,000, representing approximately 7.6% of the issued and outstanding Common Shares as at the date hereof. Common Shares underlying RSUs or PSUs which have expired or have been cancelled or settled in cash or without issuing Common Shares from treasury will again become available for issuance under the Omnibus Plan.
As at the date hereof, a total of 0 Options (with SARs related thereto), 500,000 RSUs and 0 PSUs are outstanding, representing in aggregate approximately 0.5% of the issued and outstanding Common Shares as at the date hereof. All of the currently outstanding awards under the Omnibus Plan, consisting of 500,000 RSUs granted to Mr. Stranzl, the Company's Executive Chairman, on September 22, 2015, are subject to ratification by Shareholders at the Meeting, which awards are summarized in the table below.

	Number of Options	Exercise Price	Expiry Date	Number of SARs	Number of RSUs	Number of PSUs
Officers	-	-	-	-	500,000	-
Employees	-	-	-	-	-	-
If Shareholder approval for the above-noted awards is not obtained at the Meeting, all of the outstanding awards may only be exercised or settled, as applicable, for cash or through Common Shares acquired on the open market and the expiry date for all outstanding Options will be reduced to no later than the end of the third year following the year in which the Options were granted.
The Omnibus Plan is subject to the following participation limits: (i) no more than 10% of the outstanding Common Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company during any one year period; and (ii) no more than 5% of the outstanding Common Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person.

The number of Common Shares that may be issued to insiders of the Company, within any one year period, and issuable to insiders of the Company, at any time, under the Omnibus Plan, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares, respectively.
Types of Awards
Awards under the Omnibus Plan may include Options, SARs, RSUs and PSUs. These awards are discussed in more detail below.

Options

The HRCC may grant Options to any participant under the Omnibus Plan at any time. The exercise price for Options will be determined by the HRCC, but may not be less than the fair market value of a Common Share (being the closing price of a Common Share on the TSX on the last trading day immediately prior to the applicable date (the “Market Value”)) on the date the Option is granted.
Options will vest in accordance with the vesting schedule established by the HRCC on the grant date.
Options must be exercised within a period fixed by the HRCC that may not exceed 10 years from the date of grant, provided that if the expiry date falls during or within 10 business days immediately following a blackout period, the expiry date will be automatically extended until 10 business days after the end of the blackout period. The Omnibus Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a participant’s employment.
In order to facilitate the payment of the exercise price of the Options, the Omnibus Plan has a cashless exercise feature (with a full deduction from the number of Common Shares available for issuance under the Omnibus Plan). The participant may elect to receive (i) an amount in cash per Option equal to the cash proceeds realized upon the sale of the Common Shares underlying the Option by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Option minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes, or (iii) a combination of (i) and (ii). The transfer costs incurred to sell the Common Shares will be deducted from the net proceeds payable to the participant.
SARs
The HRCC may grant SARs to any participant in connection with the grant of an Option, either on the grant date or anytime thereafter but prior to the expiry of the Option. SARs are exercisable only at the same time, by the same person and to the same extent as the related Option is exercisable. A SAR is a right to surrender to the Company an Option in exchange for a cash payment (net of applicable withholding taxes) equal to the excess of the Market Value on the date of exercise over the exercise price of the related Option (the “in-the-money amount”). The Company may, in its sole discretion, instead of making a cash payment, issue to the participant the number of Common Shares that is equal to the in-the-money amount divided by the Market Value as at the exercise date.
RSUs and PSUs
The HRCC may grant RSUs and PSUs to any participant under the Omnibus Plan at any time. The terms and conditions of grants of RSUs or PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date, expiry date and other terms and conditions with respect to the awards, will be set out in the participant’s grant agreement. Subject to any employment or other agreement with a participant to the contrary and the change of control provisions described below and unless otherwise determined by the HRCC, the RSUs will generally vest as to one-third on each of the first, second and third anniversaries of the grant date.
In the case of PSUs, the performance-related vesting conditions may include financial or operational performance of the Company, total shareholder return, individual performance criteria or other criteria as determined by the HRCC, which will be measured over a specified period.
Subject to the achievement of the applicable vesting conditions, on the settlement date of an RSU or PSU, the Company will either (i) issue from treasury the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Common Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Market Value as at the settlement date.
Dividend Share Units
When dividends (other than stock dividends) are paid on Common Shares, additional share units (“Dividend Share Units”) will be automatically credited to each participant who holds RSUs or PSUs on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs and PSUs held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Common Share, and then divided by the Market Value of the Common Shares on the dividend payment date. Dividend Share Units credited to a participant are subject to the same vesting conditions applicable to the related RSUs or PSUs.
Termination of Employment
Unless otherwise determined by the HRCC, upon a participant’s resignation or termination of employment without cause, all rights, title and interest in awards granted to the participant under the Omnibus Plan that are unvested on the termination date will be forfeited. Options that have vested as of the termination date may be exercised until the earlier of 60 days after the termination date (in the event of a resignation) or 90 days after the termination date (in the event of a termination without cause) and the expiry date of the Options, after which time all Options will expire.
Unless otherwise determined by the HRCC, upon termination of a participant’s employment for cause, all rights, title and interest in awards granted to the participant under the Omnibus Plan, whether vested or unvested on the termination date, will be forfeited.
Unless otherwise determined by the HRCC, upon a participant’s termination of employment as a result of death, retirement or disability, all rights, title and interest in Options granted to the participant under the Omnibus Plan which are unvested on the date of death, retirement or disability, as applicable, will be forfeited. Options that have vested as of the date of death, retirement or disability, as applicable, may be exercised until the earlier of 12 months after the date of death, retirement or disability, as applicable, and the expiry date of the Options, after which time all Options will expire.
Change of Control
Unless otherwise determined by the HRCC, if a participant’s employment terminates for any reason other than a termination for cause within 24 months following a change of control of the Company, all RSUs and PSUs granted to the participant under the Omnibus Plan will immediately vest and be settled (assuming target performance was achieved in respect of PSUs) and all Options will immediately vest and be exercisable until the earlier of 90 days after the termination date and the expiry date of the Options, after which time all Options will expire.

In the event of a change of control of the Company, the HRCC has the authority to take all necessary steps (subject to applicable law, including the rules of the TSX) to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any awards granted under the Omnibus Plan, including ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for the Common Shares upon the change of control will assume each outstanding award, or provide each participant with new or replacement or amended awards which will continue to vest following the change of control on similar terms and conditions as provided in the Omnibus Plan, failing which all outstanding awards will vest and settle or be exercisable, as applicable, prior to the date on which the change of control is consummated.
Adjustments
In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to Shareholders, or any other change in the capital of the Company affecting Common Shares that, in the opinion of the HRCC, would warrant the amendment or replacement of any existing awards (collectively, the “Adjustment Events”), the Omnibus Plan provides for appropriate adjustments in the number of Common Shares that may be acquired upon the exercise of Options, the exercise price of outstanding Options and SARs or the number of RSUs or PSUs credited to a participant, as necessary in order to preserve proportionately the rights and obligations of the participants under the Omnibus Plan.
In the event that the HRCC determines that the adjustments noted above would not preserve proportionately the rights and obligations of the participants, or the HRCC otherwise determines it is appropriate, the HRCC may permit the vesting and exercise or settlement, as applicable, of any outstanding awards that are not otherwise vested and the cancellation of any outstanding awards which are not exercised or settled within any specified period. Such vesting or cancellation, as the case may be, will be effective no later than the business day immediately prior to the date such Adjustment Event is consummated.

Amendment or Discontinuance

The HRCC may amend, suspend or terminate the Omnibus Plan, or any portion thereof, subject to applicable law (including stock exchange rules) that requires the approval of shareholders or any governmental or regulatory body, provided that no such action may be taken that adversely alters or impairs any rights of a participant under any award previously granted without the consent of such affected participant.

Notwithstanding the above, the HRCC may make certain amendments to the Omnibus Plan or to any award outstanding thereunder without seeking Shareholder approval, including housekeeping amendments, amendments to comply with tax laws, amendments to reduce or restrict participation or amendments to accelerate vesting. The following types of amendments cannot be made without obtaining Shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the Omnibus Plan;

•	increasing the length of the period after a blackout period during which Options may be exercised;

•	permitting the participation of non-employee directors in the Omnibus Plan;

•	removing or exceeding the insider participation limit;

•	reducing the exercise price of an Option, except pursuant to an Adjustment Event;

•	extending the expiry date of an award held by an insider, except for an automatic extension of an award that expires during or shortly following a blackout period;

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes; or

•	amending the amendment provision under the Omnibus Plan.

Assignment
Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of such participant.

Shareholder Resolution
At the Meeting, Shareholders are being asked to consider and, if deemed advisable, approve the following resolution.
Be it resolved that the Omnibus Plan as described in the Circular is hereby approved, the grants of Options, SARs, RSUs and PSUs as described in the Circular are hereby ratified, and any one director or officer of the Company is hereby authorized and directed to execute and deliver in the name and on behalf of the Company and under its corporate seal or otherwise all such certificates, instruments, agreements and other documents and to do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the Omnibus Plan and with the performance by the Company of its obligations thereunder.

APPENDIX “B”

MANDATE OF THE BOARD OF DIRECTORS
SEARS CANADA INC.
(as of August 2008)

The Board of Directors is responsible for overseeing the management of the business and the affairs of the Company and providing guidance and direction to the management of the Company in order to attain corporate objectives and to maximize shareholder value. Directors must, individually, in connection with the powers and duties of their office, act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the objectives of the Board include:

(a)
adopting a strategic planning process and approving a comprehensive strategic plan which takes into account the opportunities and risks of the business, and monitoring management's success in implementing the strategy;

(b)    assessing and monitoring operational performance against the business plan;

(c)
adopting a risk management process to identify the principal risks of all aspects of the business of the Company and ensuring that there are appropriate systems in place which effectively monitor and manage these risks;

(d)
appointing of Officers, assessing the performance of the Executive Chairman and ensuring that programs are in place for training and assessing Officers and for an orderly succession process for Officers;

(e)
a leadership role in the development of reviewing and approving an effective two-way communication policy for the Company which requires that all inquiries from shareholders, other stakeholders and the public generally receive a prompt response from the Corporate Communications Department, the Office of the Secretary or another appropriate Officer of the Company;

(f)	developing the Company’s approach to corporate governance;

(g)	effecting the Company’s expectation that directors attend all requisite board and committee meetings and review meeting materials in advance of such meetings;

(h)	assessing the integrity of the Company's internal control and management information systems;

(i)	satisfying itself, that the Executive Chairman and other senior management personally exhibit and create a culture of integrity throughout the Company; and

(j)	appointing the appropriate Committees and delegating to them certain responsibilities to assist the Board of Directors in giving effect to the foregoing.